Exhibit 2.4

                                                                  EXECUTION COPY

                                U.S. $60,000,000
                                CREDIT AGREEMENT


                          Dated as of December 18, 2002


                                      among


                          FEMSA EMPAQUES, S.A. DE C.V.,
                                  as Borrower,


                 FABRICAS MONTERREY, S.A. DE C.V. and SILICES DE
                             VERACRUZ, S.A. DE C.V.,
                                 as Guarantors,


                    THE FINANCIAL INSTITUTIONS PARTY HERETO,
                                   as Lenders,


                              BBVA SECURITIES INC.,
                                as Lead Arranger,


               BBVA BANCOMER, S.A., INSTITUCION DE BANCA MULTIPLE,
                         GRUPO FINANCIERO BBVA BANCOMER,
                            as Administrative Agent,


                           EXPORT DEVELOPMENT CANADA,
                              as Syndication Agent,


                                       and


                                BANKBOSTON N.A.,
                             as Documentation Agent



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                                                 TABLE OF CONTENTS


                                                                                                               Page


ARTICLE I  DEFINITIONS AND ACCOUNTING TERMS......................................................................5

         SECTION 1.01  Certain Defined Terms.....................................................................5

         SECTION 1.02  Accounting Terms.........................................................................16

         SECTION 1.03  Computation of Time Periods..............................................................16

ARTICLE II  AMOUNTS AND TERMS OF THE ADVANCES...................................................................16

         SECTION 2.01  The Advances.............................................................................16

         SECTION 2.02   Making the Advances.....................................................................17

         SECTION 2.03  Notes....................................................................................18

         SECTION 2.04  Prepayments; Payments....................................................................18

         SECTION 2.05  Interest.................................................................................20

         SECTION 2.06  Continuations, Interest Rate Determination...............................................20

         SECTION 2.07  Fees.....................................................................................21

         SECTION 2.08  Increased Costs, Etc.....................................................................21

         SECTION 2.09  Payments and Computations................................................................23

         SECTION 2.10  Taxes....................................................................................24

         SECTION 2.11  Sharing of Payments, Etc.................................................................27

         SECTION 2.12  Funding Losses...........................................................................27

         SECTION 2.13  Use of Proceeds..........................................................................27

ARTICLE III  CONDITIONS OF LENDING..............................................................................28

         SECTION 3.01  Conditions Precedent to the Borrowing....................................................28

ARTICLE IV  REPRESENTATIONS AND WARRANTIES......................................................................30

         SECTION 4.01  Legal Status.............................................................................30

         SECTION 4.02  Governmental Approvals...................................................................30

         SECTION 4.03  No Violation.............................................................................30

         SECTION 4.04  Litigation...............................................................................31

         SECTION 4.05  Financial Statements; No Material Adverse Change.........................................31

         SECTION 4.06  Tax Returns and Payments.................................................................31

         SECTION 4.07  Power and Authority......................................................................31

         SECTION 4.08  Compliance with Laws.....................................................................31

         SECTION 4.09  Compliance with Environmental Laws.......................................................32

         SECTION 4.10  Priority of Advances.....................................................................32

         SECTION 4.11  True and Complete Disclosure.............................................................32

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
         SECTION 4.12  Investment Company Act; Public Utility Holding Company Act...............................32

         SECTION 4.13  No Immunity..............................................................................32

         SECTION 4.14  Use of Proceeds..........................................................................32

         SECTION 4.15  Debt.....................................................................................33

         SECTION 4.16  Subsidiaries.............................................................................33

         SECTION 4.17  Fees and Enforcement.....................................................................33

         SECTION 4.18  Form of Documentation....................................................................33

         SECTION 4.19  Withholding and Value-Added Taxes........................................................33

ARTICLE V  COVENANTS OF THE CREDIT PARTIES......................................................................34

         SECTION 5.01  Affirmative Covenants....................................................................34

         SECTION 5.02  Negative Covenants.......................................................................36

         SECTION 5.03  Reporting Requirements...................................................................39

ARTICLE VI  EVENTS OF DEFAULT...................................................................................41

         SECTION 6.01  Events of Default........................................................................41

ARTICLE VII  GUARANTY...........................................................................................43

         SECTION 7.01  The Guaranteed Obligations...............................................................43

         SECTION 7.02  Continuing Obligation....................................................................43

         SECTION 7.03  No Discharge.............................................................................43

         SECTION 7.04  Tolling of Statute of Limitations........................................................44

         SECTION 7.05  Bankruptcy...............................................................................44

         SECTION 7.06  Independent Obligation...................................................................44

         SECTION 7.07  Authorization............................................................................44

         SECTION 7.08  Reliance.................................................................................45

         SECTION 7.09  Waiver...................................................................................45

         SECTION 7.10  Nature of Liability......................................................................46

ARTICLE VIII  THE ADMINISTRATIVE AGENT..........................................................................46

         SECTION 8.01  Authorization and Action.................................................................46

         SECTION 8.02  Duties and Reliance, Etc.................................................................47

         SECTION 8.03  Administrative Agent and Affiliates......................................................47

         SECTION 8.04  Lender Credit Decision...................................................................48

         SECTION 8.05  Indemnification..........................................................................48

         SECTION 8.06  Successors to Administrative Agent.......................................................48

         SECTION 8.07  Documentation Agent; Syndication Agent; Arrangers........................................49

ARTICLE IX  MISCELLANEOUS.......................................................................................49

         SECTION 9.01  Amendments, Etc..........................................................................49

         SECTION 9.02  Notices, Etc.............................................................................49

         SECTION 9.03  No Waiver, Remedies......................................................................50
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
         SECTION 9.04  Costs, Expenses and Indemnification......................................................50

         SECTION 9.05  Right of Set-off.........................................................................51

         SECTION 9.06  Binding Effect...........................................................................51

         SECTION 9.07  Assignments and Participations...........................................................51

         SECTION 9.08  Governing Law............................................................................53

         SECTION 9.09  Execution in Counterparts; Integration...................................................53

         SECTION 9.10  Confidentiality..........................................................................54

         SECTION 9.11  Judgment Currency........................................................................54

         SECTION 9.12  Consent to Jurisdiction..................................................................54

         SECTION 9.13  Survival.................................................................................55

         SECTION 9.14  WAIVER OF JURY TRIAL.....................................................................55

         SECTION 9.15  Limitation on Liability..................................................................55



ANNEX I - Lending Offices and Commitments
ANNEX II - Existing Liens
ANNEX III - Existing Debt
ANNEX IV - Existing Subsidiaries

EXHIBIT A - Form of Note
EXHIBIT B - Notice of Borrowing
EXHIBIT C - Officer's Certificate
EXHIBIT D - Secretary's Certificate
EXHIBIT E-1 - Form of Opinion of New York Counsel to the Borrower and the Guarantors
EXHIBIT E-2 - Form of Opinion of Mexican Counsel to the Borrower and the Guarantors
EXHIBIT E-3 - Form of Opinion of New York Counsel to the Lenders and the Administrative Agent
EXHIBIT F - Form of Assignment and Acceptance
EXHIBIT G - Form of Subordination Agreement
EXHIBIT H - Poder
EXHIBIT I - Joinder Agreement
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     CREDIT  AGREEMENT,  dated as of  December  18,  2002,  is made among  FEMSA
EMPAQUES, S.A. de C.V. (the "Borrower"),  a sociedad anonima de capital variable organized and existing  under the laws of Mexico,  FABRICAS  MONTERREY,  S.A. DE
C.V. and SILICES DE VERACRUZ,  S.A. DE C.V., each a sociedad  anonima de capital variable  organized  and  existing  under  the laws of  Mexico,  and such  other
Material  Subsidiaries  (as defined  below) of the Borrower as may, from time to time,  pursuant to Section  5.01(j)  hereof,  join in this Agreement (as defined below) as guarantors (each, a "Guarantor" and collectively,  the  "Guarantors"), the financial  institutions (the "Lenders") listed on the signature pages hereof and which may from time to time become  parties  hereto,  BBVA  BANCOMER,  S.A.,
INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, as administrative agent (the "Administrative Agent") for the Lenders hereunder, EXPORT DEVELOPMENT
CANADA,  as syndication  agent (the  "Syndication  Agent" or "EDC"),  BANKBOSTON
N.A., as documentation agent (the "Documentation  Agent"), BBVA SECURITIES INC., as lead  arranger  (the  "Lead  Arranger")  and  EXPORT  DEVELOPMENT  CANADA and
BANKBOSTON N.A., as arrangers (the "Arrangers").

                              W I T N E S S E T H :


     WHEREAS, subject to and upon the terms and conditions herein set forth, the Lenders are willing to make available to the Borrower the credit facility provided for herein;

     NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto hereby agree as follows:

                                    Article I

                        DEFINITIONS AND ACCOUNTING TERMS

     1.01 Certain Defined Terms. As used in this Agreement (as defined below), the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "Administrative Agent" shall have the meaning specified in the preamble to this Agreement and shall include any successor appointed pursuant to Section 8.06.

     "Administrative Agent's Account" shall mean the account of the Administrative Agent maintained by the Administrative Agent with BBVA New York, New York, Account No. 0000157115, Beneficiary: BBVA Bancomer, S.A. Mexico D.F.,
Reference: Femsa Empaques, S.A. de C.V., ABA No.: 026001847, or such other account as the Administrative Agent may hereafter designate in writing as such to each of the other parties hereto.

     "Advance" shall have the meaning specified in Section 2.01.

     "Affiliate" shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with") of a Person means the possession, direct or indirect, of the power to vote 10% or more of the Voting Stock of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

     "Agreement" shall mean this Credit Agreement, as modified, supplemented or amended from time to time.

     "Applicable Margin" shall mean 0.95%.

     "Arrangers" shall have the meaning specified in the preamble to this Agreement.

     "Asset Sale" shall mean any sale, transfer or other disposition to any Person of any Non-Guarantor Subsidiary or all or substantially all of the assets of any such Non-Guarantor Subsidiary.


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     "Assignment and Acceptance" shall mean an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Administrative Agent and the Borrower, in accordance with Section 9.07 and in substantially the form of Exhibit F hereto.

     "Bankruptcy Code" shall mean Title 11 of the United States Code entitled "Bankruptcy," as now or hereafter in effect, or any successor thereto.

     "Bankruptcy Law" shall mean any applicable U.S. federal, Mexican federal, state, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy and rule of common law now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, to the extent now or hereafter in effect with respect to the Borrower, the Guarantors or any of their respective Subsidiaries, relating to the reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, suspension of payments, insolvency or liquidation or similar law of any jurisdiction. The term Bankruptcy Law shall include, without limitation, the Mexican Ley de Concursos Mercantiles, as now or hereafter in effect, or any successor thereto, and the Bankruptcy Code.

     "Borrower" shall have the meaning specified in the preamble to this Agreement.

     "Borrowing" shall mean a borrowing consisting of simultaneous Advances made by the Lenders.

     "Borrowing Date" shall mean the date on which the Borrowing hereunder occurs.

     "Business Day" shall mean (i) for all purposes other than as covered by clause (ii) below, any day except a Saturday, Sunday or any other day which shall be in New York, Ottawa or Mexico City a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close, and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, Advances, any day
(x) except a Saturday, Sunday or any other day which shall be in New York, Ottawa or Mexico City a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close and (y) which is also a day for trading by and between banks in the London interbank Eurodollar market.

     "Capitalized Leases" shall have the meaning specified in clause (d) of the definition of Debt.

     "Change of Control" shall mean (i) any Person or two or more Persons acting in concert (other than FEMSA and/or any Subsidiary of FEMSA) shall have acquired beneficial ownership, directly or indirectly, of Voting Stock of the Borrower (or other securities convertible into such Voting Stock) representing 51% or more of the combined voting power of all Voting Stock of the Borrower or (ii) any Person or two or more Persons acting in concert (other than FEMSA and/or any Subsidiary of FEMSA) shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of the Borrower.

     "Commitment" shall have the meaning specified in Section 2.01.

     "Commitment Expiration Date" shall mean the date 10 days after the Effective Date.

     "Confidential Information" shall mean information furnished by or on behalf of the Borrower or its Affiliates to the Administrative Agent or any Lender in connection with this Agreement, but does not include any such information that
(i) is or becomes generally available to the public or (ii) is or becomes available to the Administrative Agent or such Lender from a source other than the Borrower or its Affiliates other than as a result of a breach by the Administrative Agent or any Lender of its obligations hereunder.

     "Consolidated" shall mean the consolidation of accounts in accordance with GAAP.

     "Consolidated Debt" shall mean, without duplication, all Debt of the Borrower and its Consolidated Subsidiaries, other than Inter-company Debt.



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     "Consolidated Financial Debt" shall mean, without duplication, all Debt for borrowed money of the Borrower and its Consolidated Subsidiaries.

     "Consolidated EBITDA" shall mean, for any period, the sum, determined on a consolidated basis, of (a) operating income (or loss) for such period, plus (b) depreciation and amortization and any other non-cash charges that have been deducted from operating income for such period minus all non-cash credits that have been added to operating income for such period, in each case of the Borrower and its Consolidated Subsidiaries, determined in accordance with GAAP for such period.

     "Consolidated Interest Expense" shall mean, for any period, the consolidated total interest expense of the Borrower and its Subsidiaries with respect to all outstanding Debt of the Borrower and its Subsidiaries or other obligations of the Borrower and its Subsidiaries (calculated without regard to any limitations on the payment thereof).

     "Consolidated Net Worth" shall mean, as to any Person, the Net Worth of such Person and its Subsidiaries determined on a consolidated basis after appropriate deduction for any minority interests in Subsidiaries.

     "Credit Party" shall mean the Borrower and each of the Guarantors.

     "Debt" of any Person shall mean, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all Obligations of such Person for the deferred purchase price of property or services, (c) all Obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all Obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases ("Capitalized Leases"),
(e) all non-contingent Obligations of such Person under acceptance, letter of credit or similar facilities, (f) all Obligations of such Person in respect of Hedge Agreements, (g) all Debt of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person, but only to the extent of such guaranty, and (h) all Debt referred to in clauses (a) through (f) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided, however, that Debt shall not include trade accounts payable arising in the ordinary course of business or any obligations for ad valorem taxes, value-added taxes, excise taxes or any other taxes.

     "Default" shall mean any event, act or condition, which, with notice or lapse of time, or both, would constitute an Event of Default.

     "Derivatives Obligations" of any Person shall mean all payment obligations of such Person in respect of any rate swap transaction, basis swap, forward rate transaction, forward purchase, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

     "Documentation Agent" shall have the meaning specified in the preamble to this Agreement.

     "Dollar" or "$" shall mean the lawful money of the United States.

     "Effective Date" shall have the meaning specified in Section 9.06.

     "Eligible Assignee" shall mean (a) a Lender, (b) an Affiliate of a Lender or (c) any other Person approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed); provided that, in the case of clause
(c), so long as the Advances, the Notes, all interest thereon and all other amounts payable under this Agreement and the other Loan Documents shall not have become due and payable (whether by acceleration or otherwise) at or prior to the time the related assignment is effected pursuant to clauses (a) through (d) of
Section 9.07, the Borrower shall have given written consent to such assignment (such consent not to be unreasonably withheld or delayed and such consent to be


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

deemed to have been given if no objection thereto is received by the Administrative Agent and the assigning Lender within five Business Days after the date on which notice of the proposed assignment is received by the Borrower); provided, further, however, that neither the Borrower nor any Affiliate of the Borrower shall qualify as an Eligible Assignee under this definition.

     "Environmental Action" shall mean any administrative, regulatory or judicial action, suit, demand, demand letter, notice of non-compliance or violation, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law or any Environmental Permit, including, without limitation, (a) any claim by any Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (b) any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

     "Environmental Law" shall mean any supranational, federal, national, state, provincial, tribal, local or municipal law, rule, regulation, order, writ, judgment, injunction, decree, determination or award of any Governmental Authority within or outside the United States relating to or imposing standards of conduct concerning the environment, health, safety or Hazardous Materials.

     "Environmental Permit" shall mean any permit, approval, identification number, license or other authorization required under any Environmental Law.

     "Eurocurrency Liabilities" shall have the meaning specified in Regulation D of the Board of Governors of the U.S. Federal Reserve System, as in effect from time to time.

     "Eurodollar Rate" shall mean, for any Interest Period, an interest rate per annum equal to the rate per annum obtained by dividing (i) (A) the rate per annum which appears on the Reuters Screen LIBO Page (rounded upward to the next whole multiple of 1/16th of 1%) as the London interbank offered rate for deposits in Dollars comparable to the outstanding principal amount of the Advances and for a term comparable to such Interest Period at or about 11:00 A.M. (London time) on the date which is two Business Days prior to the commencement of such Interest Period; provided, however, that if more than one rate is specified on the Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates (rounded upward to the next whole multiple of 1/16th of 1%), (B) if for any reason such Reuters Screen LIBO Page is not available or such rate is not quoted thereon, then the rate per annum which appears on page 3750 of the Dow Jones Market Service (rounded upward to the next whole multiple of 1/16th of 1%) as the London interbank offered rate for deposits in Dollars comparable to the outstanding principal amount of the Advances for a term comparable to such Interest Period at or about 11:00 A.M. (London time) on the date which is two Business Days prior to the commencement of such Interest Period; provided, however, that if more than one rate is specified on page 3750 of the Dow Jones Market Service, the applicable rate shall be the arithmetic mean of all such rates (rounded upward to the next whole multiple of 1/16th of 1%), or (C) if such page 3750 of the Dow Jones Market Service is for any reason not available or such rate is not quoted thereon, then the arithmetic mean determined by the Administrative Agent of the respective rates per annum quoted by the Reference Banks to prime banks in the London interbank market for deposits in Dollars comparable to the outstanding principal amount of the Advances for a term comparable to such Interest Period (in each such case, rounded upward to the next whole multiple of 1/16th of 1%), determined as of 11:00 A.M. (London time) on the date which is two Business Days prior to the commencement of such Interest Period, by (ii) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period.


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

     "Eurodollar Rate Reserve Percentage" for any Interest Period for each Advance shall mean the reserve percentage applicable two Business Days before the first day of such Interest Period, under regulations issued from time to time by the Board of Governors of the U.S. Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the U.S. Federal Reserve System in New York City or by the European Central Bank with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Advances is determined) having a term equal to such Interest Period.

     "Event of Default" shall have the meaning specified in Section 6.01.

     "Exchange Rate" shall mean the Dollar/Peso exchange rate published by the Central Bank of Mexico in the Official Gazette of the Federation on the day payment is made.

     "Existing Debt" shall have the meaning specified in Section 4.15.

         "Facility" shall mean the aggregate amount of the Commitments.

     "Federal Funds Rate" shall mean, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the U.S. Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

         "Fee Letter" shall have the meaning specified in Section 2.07.

         "FEMSA" shall mean Fomento Economico Mexicano, S.A. de C.V.

     "GAAP" shall mean generally accepted accounting principles in Mexico consistent with those applied in the preparation of the financial statements furnished to the Lenders prior to the date of this Agreement; provided, however, that if the Borrower notifies the Administrative Agent in writing that the Borrower wishes to amend the covenants in Section 5.02 (d), (j) or (k) to eliminate the effect of any change in GAAP on the operation of such covenants (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend such covenants), then compliance with such covenants shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such written notice is withdrawn or such covenants are amended in a manner satisfactory to the Required Lenders.

     "Governmental Approval" shall mean any authorization, approval, consent, license, concession, ruling, permit, tariff, rate, certification, order, validation, exemption, waiver, opinion of, or registration, filing or recordation with, any Governmental Authority.

     "Governmental Authority" shall mean any federation, nation, state, sovereign, or government, any federal, supranational, regional, state, tribal, local or political subdivision, any governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission or any other similar dispute-resolving panel or body, and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

     "Guaranteed Obligations" shall have the meaning specified in Section 7.01.

     "Guarantor" shall have the meaning specified in the preamble to this Agreement.

     "Guaranty" shall have the meaning specified in Section 7.01.

     "Hazardous Materials" shall mean (a) petroleum or petroleum products, natural or synthetic gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and radon gas, (b) any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants" or "pollutants," or words of similar import, under any Environmental Law, and (c) any other substance, exposure to which is regulated under any Environmental Law.

     "Hedge Agreements" shall mean interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements designed to hedge against fluctuations in interest rates or foreign exchange rates.

     "Indemnified Party" shall have the meaning specified in Section 9.04(b).

     "Inter-company Debt" shall mean any Debt at any time owed by the Borrower to the Subordinated Creditor.

     "Interest Period" shall mean, for each Advance, (i) initially, the period commencing on (and including) the Borrowing Date and ending on (but excluding) the last day of the period selected by the Borrower pursuant to the provisions below, and (ii) thereafter, each subsequent period commencing on (and including) the last day of the immediately preceding Interest Period and ending on (but excluding) the last day of the period selected by the Borrower pursuant to the provisions below. The duration of each such Interest Period shall be one, two, three or six months, as the Borrower may elect upon notice received by the Administrative Agent not later than 11:00 A.M. (New York City time) on the third Business Day prior to the first day of such Interest Period; provided, however, that:

     (a) no Interest Period may end after the Maturity Date;

     (b) if the syndication of the Advances has not been completed by the Borrowing Date (as determined by the Administrative Agent in its reasonable discretion), the first three Interest Periods commencing on the Borrowing Date shall be one-month interest periods;

     (c) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

     (d) except with respect to the Interest Periods described in clause (a) above, whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

     "Joinder   Agreement"   shall  have  the  meaning   specified   in  Section
5.01(j)(i)(A).

     "Lead Arranger" shall have the meaning specified in the preamble to this Agreement.

     "Lender" shall mean each Lender listed on the signature pages hereof and each Eligible Assignee that becomes a party hereto pursuant to Section 9.07.

     "Lending Office" shall mean, with respect to any Lender, the office of such Lender specified as its "Lending Office" opposite its name on Annex I hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as it may from time to time specify by notice to the Borrower and the Administrative Agent.

     "Lien" shall mean any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

     "Loan Documents" shall mean this Agreement, each Note, the Subordination Agreement and each other instrument, agreement, certificate, notice or other document executed and/or delivered pursuant hereto or thereto or in connection herewith or therewith.

     "Margin Stock" shall have the meaning provided in Regulation U of the Board of Governors of the U.S. Federal Reserve System.

     "Material Adverse Change" shall mean a material adverse change in (a) the business, condition (financial or otherwise), operations, properties, assets or prospects of the Borrower and its Subsidiaries taken as a whole or (b) the ability of the Borrower to perform its Obligations under any Loan Document.

     "Material Adverse Effect" shall mean a material adverse effect on (a) the business, condition (financial or otherwise), operations, properties, assets or prospects of the Borrower or the Borrower and its Subsidiaries taken as a whole,
(b) the rights and remedies of the Administrative Agent or any Lender under any Loan Document, or (c) the ability of the Borrower to perform its Obligations under any Loan Document.

     "Material Subsidiary" shall mean any Subsidiary of the Borrower (i) the total assets or gross revenues of which, determined on a consolidated basis for such Subsidiary and its consolidated subsidiaries, represent not less than 10% of the total consolidated assets, consolidated gross revenues or Consolidated EBITDA of the Borrower, as the case may be, all as calculated by reference to the most recent quarterly financial statements (or annual financial statements, as the case may be) of such Subsidiary and the most recent consolidated quarterly financial statements of the Borrower and its Subsidiaries required to be delivered hereunder, (ii) to which all or substantially all the assets and undertakings of a Subsidiary are transferred which immediately prior to such transfer was a Material Subsidiary, or (iii) which owns or controls any assets which are deemed by the Required Lenders (in their sole discretion) to be material for the operations of the Borrower or the Guarantors (including, without limitation, licenses, trademarks, patents, information centers and distributions channels), it being understood that the Non-Guarantor Subsidiaries shall in no event be Material Subsidiaries.

     "Maturity Date" shall mean the date which is 36 months following the Borrowing Date.

     "Mexican Bank" shall mean a multiple banking institution established under the laws of Mexico and licensed to engage in the business of banking by the Mexican Ministry of Finance and Public Credit.

         "Mexico" shall mean the United Mexican States.

     "Net Sale Proceeds" shall mean, for any Asset Sale, the net cash proceeds received from such Asset Sale, less the estimated marginal increase in income taxes incurred by the Borrower and the Non-Guarantor Subsidiaries in connection with such Asset Sale and the amount of such net cash proceeds required to be used to permanently repay any Debt which is secured by the respective assets which were sold (other than the Advances).

     "Net Worth" shall mean, as to any Person, the sum of its capital stock, capital in excess of par or stated value of shares of its capital stock, retained earnings and any other account which, in accordance with GAAP, constitutes stockholders' equity, excluding any treasury stock.

     "Non-Guarantor Subsidiaries" shall mean Vendo de Mexico, S.A. de C.V., Plasticos Tecnicos Mexicanos, S.A. de C.V., Grafo Regia, S.A. de C.V. and Quimiproductos, S.A. de C.V.

     "Note" shall have the meaning specified in Section 2.03(b).

     "Notice of Borrowing" shall have the meaning specified in Section 2.02(a).

     "Obligation" shall mean, with respect to any Person, any obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect to such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 6.01(f). Without limiting the generality of the foregoing, the Obligations of the Borrower under the Loan Documents include
(a) the obligation to pay principal, interest, charges, expenses, fees, reasonable attorneys' fees and disbursements, indemnities and other amounts payable by the Borrower under any Loan Document and (b) the obligation to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of the Borrower in accordance with the Loan Documents.

         "Original Note" shall have the meaning specified in Section 2.03(c).

         "Other Currency" shall have the meaning specified in Section 9.11(a).

     "Permitted  Liens"  shall  mean,  with  respect  to  the  Borrower  or  its
Subsidiaries:

     (a) Liens in existence on the Effective Date which are listed, and the property subject thereto described, in Annex II hereto;

     (b) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business;

     (c) Liens arising by operation of or imposed by law or other Liens arising out of judgments or awards in an amount not to exceed U.S.$10,000,000 in the aggregate against such Person;

     (d) Liens for taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

     (e) minor survey exceptions, minor encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment, permits, servitudes and other similar matters, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

     (f) Liens on property at the time the Borrower or any of its Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into the Borrower or any of its Subsidiaries; provided, however, that any such Lien may not extend to any other property owned by the Borrower or any of its Subsidiaries;

     (g) Purchase Money Liens;

     (h) Liens securing only Debt of a Subsidiary of the Borrower to the Borrower or any Guarantor;

     (i) Liens resulting from the deposit of funds or evidences of Debt in trust for the purpose of defeasing Debt of the Borrower or any of its Subsidiaries;

     (j) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment, judgment lien or attachment lien in aid of execution on a judgment);

     (k) rights of a common owner of any interest in property held by such Person;

     (l) Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary of such Person; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries;

     (m) any defects, irregularities or deficiencies in title to easements, rights-of-way or other properties which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person;

     (n) Liens in favor of the issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of business; provided, however, that the obligations in respect of such letters of credit do not constitute Debt;

     (o) Liens arising in connection with Capitalized Leases in an aggregate principal amount not to exceed U.S.$10,000,000 at any time outstanding;

     (p) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole, or in part, of any Debt secured by any Lien referred to in the foregoing clauses (f) through (j); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on or to such property) and (ii) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Debt described under clauses (f) through (j) at the time the original Lien became a Permitted Lien under this Agreement and (B) any amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

     (q) Liens arising in connection with its business which, (i) do not secure any obligation in an amount exceeding U.S.$15,000,000 and (ii) do not in the aggregate materially detract from the value of its assets or materially impair the use thereof in the operation of its business; and

     (r) Liens on cash and cash equivalents securing Derivatives Obligations; provided, that the aggregate amount of cash and cash equivalents subject to such Liens shall at no time exceed an aggregate amount of U.S.$10,000,000.

     "Person" shall mean an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

         "Process Agent" shall have the meaning specified in Section 9.12(a).

         "Ps." or "Peso" shall mean the lawful money of Mexico.

     "Purchase Money Lien" shall mean a Lien on property securing Debt incurred by the Borrower or any of its Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property and any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole, or in part, of any Debt secured by such Lien; provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on or to such property) and (ii) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Debt at the time the original Lien became a Purchase Money Lien under this Agreement and (B) any amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

     "Reduced Withholding Rate" shall have the meaning specified in Section 4.19(a).

     "Reference Banks" shall mean Bank of America, N.A. and Citibank N.A.

     "Register" shall have the meaning specified in Section 9.07(c).

     "Registered Bank" shall mean a bank registered in the Registry of Banks, Financial Entities, Pension and Retirement Funds and Investment Funds from Abroad (Registro de Bancos, Entidades de Financiamiento, Fondos de Pensiones y Jubilaciones y Fondos de Inversion del Extranjero) maintained by the Secretaria de Hacienda y Credito Publico of Mexico.

     "Replacement Lender" shall have the meaning specified in Section 2.08(f).

     "Required Lenders" shall mean at any time Lenders owed (or holding in the aggregate) at least 66% of the aggregate principal amount of the Advances outstanding at such time or, if no such principal amount is outstanding at such time, Lenders holding at least 66% of the aggregate of the Commitments.

     "Responsible Officer" shall mean, with respect to any Credit Party, the chief executive officer, the president, the chief accounting officer or the treasurer (or the equivalent of any of the foregoing) of such Credit Party or any other officer of such Credit Party authorized to act on behalf of such Credit Party in the certificate delivered pursuant to Section 3.01(d).

     "Reuters Screen LIBO Page" shall mean the display of London interbank offered rates (commonly known as LIBOR) of major banks for Eurodollar deposits designated as page "LIBO" on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBO page for the purpose of displaying such London interbank offered rates for Eurodollar deposits).

     "Subordinated Creditor" shall mean Grupo Industrial Emprex, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of Mexico.

     "Subordination  Agreement"  shall  have the  meaning  provided  in  Section
3.01(g).

     "Subsidiary" of any Person shall mean any corporation, partnership, joint venture, trust or estate of which (or in which), directly or indirectly, more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership or joint venture, or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries. References to a Subsidiary, unless otherwise specifically stated, or the context otherwise requires, shall be reference to a Subsidiary of the Borrower.

     "Successor Company" shall have the meaning specified in Section 5.02(b).

     "Syndication Agent" shall have the meaning specified in the preamble to this Agreement.

     "Taxes" shall mean any and all (a) present or future taxes, duties, levies, imposts, deductions, charges or withholdings with respect to any payment made by the Borrower hereunder or under the Notes or under any other Loan Document, and any interest or penalties in respect thereof, imposed by Mexico or any other jurisdiction from which any such payment is made, or any political subdivision or taxing authority thereof or therein or any federation or association of or with which any of the foregoing may be a member or associated, excluding in the case of each Lender, the Lead Arranger and the Administrative Agent, any taxes imposed on or measured by the net income of such Person pursuant to the laws of the jurisdiction (or any political subdivision or taxing or banking authority thereof or therein) in which the principal office or Lending Office of such Person is located, and (b) present or future stamp or documentary taxes and any other excise or property taxes, or similar charges or levies, which arise from any payment made pursuant to this Agreement or under the Notes or from the execution or delivery of, or otherwise with respect to, any Loan Document.

     "Termination Date" shall mean the earliest of (a) the Maturity Date, (b) the termination in whole of the Commitments pursuant to Section 6.01, or (c) if no Borrowing has then occurred, the Commitment Expiration Date.

     "Total Assets" shall mean, as to the Borrower, all of the combined assets of the Borrower and its Consolidated Subsidiaries.

         "United States" and "U.S." each shall mean United States of America.

     "Voting Stock" shall mean capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right to vote has been suspended by the happening of such a contingency.

     SECTION 1.02 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP consistently applied, except as otherwise stated herein. Calculations in connection with definitions, covenants and other provisions of this Agreement shall utilize accounting principles and policies in conformity with those used to prepare the financial statements referred to in Section 4.05.

     SECTION 1.03 Computation of Time Periods. In this Agreement, in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" mean "to but excluding."

                                   ARTICLE II

                       AMOUNTS AND TERMS OF THE ADVANCES

     SECTION 2.01 The Advances. Each Lender severally agrees, on the terms and conditions hereinafter set forth, on any Business Day occurring on or prior to the Commitment Expiration Date, to make a single advance (an "Advance") to the Borrower, which Advance shall not exceed for any Lender, in aggregate principal amount, the amount set forth opposite such Lender's name on Annex I hereto under the caption "Commitment" or, if such Lender has entered into one or more Assignments and Acceptances, the amount set forth in the Register maintained by the Administrative Agent pursuant to Section 9.07(c) (such amount being such Lender's "Commitment"). Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed.

         SECTION 2.02  Making the Advances.

     (a) The Borrowing shall be made on notice given by the Borrower to the Administrative Agent not later than 11:00 A.M. (New York City time) on the third Business Day prior to the proposed Borrowing Date (the "Notice of Borrowing"). Immediately following receipt of the Notice of Borrowing, the Administrative Agent shall give to each Lender notice thereof by telex or facsimile transmission (in the case of EDC, such notice will be sent by facsimile transmission). The Notice of Borrowing shall be sent by the Borrower requesting the Advance by telex or facsimile transmission, confirmed immediately in writing, in substantially the form of Exhibit B hereto, specifying therein (i) the requested Borrowing Date, (ii) the requested aggregate principal amount of such Borrowing, (iii) the Interest Period therefor, and (iv) the payment instructions for such Borrowing. The Administrative Agent shall promptly notify each Lender of the applicable interest rate under Section 2.05. Each Lender shall, before 11:00 A.M. (New York City time) on the Borrowing Date, make available for the account of its Lending Office to the Administrative Agent at the Administrative Agent's Account, in same day funds, such Lender's ratable portion of such Borrowing. After the Administrative Agent's receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will make such funds available to the Borrower requesting the Advance by crediting the account of the Borrower, in immediately available funds.

     (b) The Notice of Borrowing shall be irrevocable and binding on the Borrower. The Borrower shall indemnify each Lender against any loss, cost or expense incurred by such Lender as a result of any failure of the Borrower to fulfill on or before the date specified in such Notice of Borrowing for such Borrowing the applicable conditions set forth in Article III required to be fulfilled by the Borrower (which are not otherwise waived), including, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Advance to be made by such Lender as part of the Borrowing when such Advance, as a result of such failure, is not made on such date but excluding, in any such case, loss of anticipated profits.

     (c) Unless the Administrative Agent shall have received notice from a Lender prior to a Borrowing Date that such Lender will not make available to the Administrative Agent such Lender's ratable portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on such Borrowing Date in accordance with clause (a) of this Section 2.02 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower requesting the Borrowing on such date a corresponding amount. If and to the extent that such Lender shall not have so made such ratable portion available to the Administrative Agent, such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent, at (i) in the case of the Borrower, the interest rate applicable at such time under Section 2.05 to such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender's Advance as part of the Borrowing for purposes of this Agreement.

     (d) The failure of any Lender to make an Advance to be made by it as part of a Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance on the Borrowing Date with respect to such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make an Advance to be made by such other Lender on such Borrowing Date.

         SECTION 2.03  Notes.

     (a) Each Lender will maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender as a result of the Advances of such Lender, including the amounts of principal, interest and other amounts payable and paid to such Lender from time to time under this Agreement and the Notes. The entries made by each Lender pursuant to the foregoing sentence shall constitute prima facie evidence of the existence and amounts of the Advances and other Obligations therein recorded; provided, however, that the failure of any Lender to maintain such account or accounts, or any error therein, shall not in any manner affect the obligations of the Borrower to repay or pay the Advances made by such Lender, accrued interest thereon and the other Obligations of the Borrower to such Lender hereunder in accordance with the terms of this Agreement and the other Loan Documents.

     (b) The Borrower's obligation to pay the principal of, and interest on, the Advances made by each Lender shall be evidenced by a promissory note duly executed and delivered by the Borrower, with blanks appropriately completed in conformity herewith, substantially in the form of Exhibit A hereto (each, a "Note," and, collectively, the "Notes"). The Note issued to each Lender on the Borrowing Date shall (1) be executed by the Borrower and "avalado" by each of the Guarantors, (2) qualify as a pagare under Mexican law, (3) be payable to the order of such Lender and be dated as of the Borrowing Date, (4) be in a stated principal amount equal to the Advance of such Lender made on such date, (5) provide for repayment of principal as provided in Section 2.04(c), and (6) bear interest as provided in Section 2.05. Each Lender agrees that, unless the principal of, or interest on, the Advances shall have become due and payable (whether by acceleration or otherwise) pursuant to this Agreement, it shall not
(i) make demand for payment with respect to its Note prior to its stated maturity or (ii) assign, convey, negotiate or trade such Note except as permitted pursuant to Section 9.07.

     (c) Upon receipt by any Lender of a Note issued in replacement of, or in exchange for, any other Note (the "Original Note") pursuant to Section 9.07(d), such Lender shall return the Original Note to the Borrower marked "canceled."

         SECTION 2.04      Prepayments; Payments.

     (a) Voluntary Prepayments. The Borrower may, upon at least five Business Days' notice to the Administrative Agent stating the proposed date and aggregate principal amount of the prepayment, and, if such notice is given, the Borrower shall prepay the outstanding principal amount of the Advances in whole or in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that each partial prepayment shall be in a minimum aggregate principal amount of U.S.$5,000,000 or an integral multiple of U.S.$250,000 in excess thereof and each prepayment shall be applied pro rata among the Advances to the repayment of the principal thereof in the inverse order of maturity. Prepayments of Advances will be without premium or penalty; provided that prepayments not made on the last day of the Interest Period shall be subject to Section 2.12. Any amount prepaid under this Section 2.04(a) may not be reborrowed.

     (b) Mandatory Prepayments.

     (i) On the last day of the Interest Period ending at least 10 Business Days after the Borrower or any of the Non-Guarantor Subsidiaries receives cash proceeds from any Asset Sale or series of related Asset Sales, the Borrower shall prepay the outstanding principal of the Advances in an amount equal to 33.33% of the Net Sale Proceeds thereof.

     (ii) In  addition  to any  other  mandatory  prepayments  pursuant  to this
Section 2.04(b), if at any time (including the Borrowing Date) the Borrower makes any payment (voluntary or mandatory) of any Inter-company Debt such that, after giving effect to such payment, the aggregate principal amount of the Inter-company Debt is less than U.S.$80,000,000, then on the last day of the Interest Period ending at least 10 Business Days after the Borrower shall make a mandatory prepayment of the Advances and the other Obligations in an amount determined as follows: (A) if, immediately prior to the time of any such payment of the Inter-company Debt, the aggregate outstanding principal amount of the Inter-company Debt exceeds U.S.$80,000,000, an amount equal to U.S.$80,000,000 less the principal amount of the Inter-company Debt outstanding after giving effect to such payment; and (B) if, immediately prior to the time of any such payment of the Inter-company Debt, the aggregate outstanding principal amount of the Inter-company Debt is less than U.S.$80,000,000, an amount equal to the aggregate outstanding principal amount of the Inter-company Debt at the time of such payment less the principal amount of the Inter-company Debt outstanding after giving effect to such payment. For purposes of determining the Dollar amount of the Inter-company Debt prepaid by the Borrower at any given moment, the amount prepaid shall be converted into Dollars using the Exchange Rate.

     (iii) Any prepayment shall be applied pro rata among the Advances to the repayment of the principal thereof in the inverse order of maturity. Any amount prepaid under this Section 2.04(b) may not be reborrowed.

     (c) Payments. The Borrower shall repay to the Administrative Agent for the ratable account of the Lenders, and there shall become due and payable on each of the dates listed below, an aggregate principal amount of Advances equal to the percentage set forth opposite such date of the initial aggregate principal amount of Advances made on the Borrowing Date:

                                                         Amount of
         Repayment Date                              Scheduled Repayment

                  The date which is 12 months
         following the Borrowing Date:                      10%

                  The date which is 18 months
         following the Borrowing Date:                      20%
                  The date which is 24 months
         following the Borrowing Date:                      20%
                  The date which is 30 months
         following the Borrowing Date:                      25%
                  The date which is 36 months
         following the Borrowing Date:                      25%

     Without limitation of the foregoing, any principal amount of the Advances then outstanding shall be repaid on the Maturity Date.

         SECTION 2.05  Interest.

     (a) Scheduled Interest. The Borrower shall pay interest on the unpaid principal amount of each Advance owing to each Lender from the date of such Advance until such principal amount shall be paid in full, at a rate per annum which shall, during each Interest Period applicable thereto, be equal to the sum of (i) the Eurodollar Rate for such Interest Period plus (ii) the Applicable Margin, payable in arrears on the last day of such Interest Period (or, in the case of an Interest Period in excess of three months, on the date occurring at three month intervals after the first day of such Interest Period), and on the date of any payment or prepayment of such principal amount and on the Termination Date.

     (b) Default Interest. Upon the occurrence and during the continuance of any Event of Default and provided that the Notes, all interest thereon and all other amounts payable under this Agreement and the other Loan Documents have been declared due and payable pursuant to Section 6.01, the Borrower shall pay interest on (i) the unpaid principal amount of each Advance owing to each Lender, and (ii) to the fullest extent permitted by law, the unpaid amount of all interest, fees and other amounts payable under the Loan Documents that is not paid when due, in each case, payable on demand, from the date such amounts shall be due until such amounts shall be paid in full, at a rate per annum equal at all times to 2.0% per annum above the rate per annum required to be paid on Advances outstanding at the time pursuant to clause (a) above.

         SECTION 2.06  Continuations, Interest Rate Determination.

     (a) At the time the Borrower gives the Notice of Borrowing in respect of the making of any Advance (in the case of the initial Interest Period applicable thereto) or on the third Business Day prior to the expiration of an Interest Period applicable to such Advance (in the case of any subsequent Interest Period), the Borrower shall have the right to elect, by giving the
Administrative Agent notice thereof, the Interest Period applicable to such Advance.

     (b) Failing receipt by the Administrative Agent of any notice in accordance with clause (a) above, the Borrower shall be conclusively deemed to have elected an Interest Period of three months.

     (c) The Administrative Agent shall give prompt notice to the Borrower and the Lenders of the applicable interest rate determined by the Administrative Agent for purposes of Section 2.05(a) or (b).

     SECTION 2.07 Fees. The Borrower agrees to pay to the Administrative Agent and the Lead Arranger such fees as have been agreed to in writing (such writing, the "Fee Letter") between the Borrower, the Administrative Agent and the Lead Arranger.

         SECTION 2.08  Increased Costs, Etc.

     (a) If, due to either (i) the introduction of or any change in or in the official interpretation of any law or regulation, in each case that becomes effective or is made after the date hereof, or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority that becomes effective or is made after the date of this Agreement (whether or not having the force of law), there shall be any increase in the cost to any Lender of agreeing to make or of making, funding or maintaining Advances (excluding, for purposes of this Section 2.08, any such increased costs resulting from (A) Taxes (as to which Section 2.10 shall govern) and (B) changes in the basis of taxation of overall net income or overall gross income by the United States or by the foreign jurisdiction or state under the laws of which such Lender is organized or has its Lending Office or any political subdivision thereof), then the Borrower shall from time to time, within 10 Business Days after written demand by such Lender setting forth in reasonable detail the basis for calculating such increased cost owed to such Lender (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost; provided, that the Borrower shall not be liable in respect of any such increased cost if such Lender became aware and failed to endeavor to notify the Borrower, within 30 days of the date such Lender became aware of such increased cost, in accordance with the preceding sentence if and to the extent that such notice would have avoided or lessened payment by the Borrower hereunder relating to such period. A certificate as to the amount of such increased cost, submitted to the Borrower by such Lender, shall constitute prima facie evidence of any such amounts payable pursuant to this clause, absent manifest error.

     (b) If any Lender determines reasonably and in good faith that compliance with any law or regulation or any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) that becomes effective or is made after the date hereof affects or would affect the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender and that the amount of such capital is increased by or based upon the existence of such Lender's commitment to lend hereunder, then, within 10 Business Days after written demand by such Lender or such corporation (with a copy of such demand to the Administrative Agent), the Borrower shall pay to the Administrative Agent for the account of such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender in the light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender's commitment to lend hereunder. A certificate setting forth in reasonable detail the basis of calculation of such additional amounts submitted to the Borrower by such Lender shall constitute prima facie evidence of any such amounts payable pursuant to this clause, absent manifest error.

     (c) If, with respect to any Advance, the Required Lenders notify the Administrative Agent that the Eurodollar Rate for any Interest Period for such Advance will not adequately reflect the cost to such Lenders of making, funding or maintaining their Advance for such Interest Period, the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each such Advance will automatically, on the last day of the then-existing Interest Period therefor, bear interest at the Federal Funds Rate in effect from time to time during each succeeding Interest Period, plus the Applicable Margin, and (ii) the obligation of the Lenders to make Advances shall be suspended until the Administrative Agent shall notify the Borrower that such Lenders have determined that the circumstances causing such suspension no longer exist.

     (d) Notwithstanding any other provision of this Agreement, if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Lender or its Lending Office to perform its obligations hereunder to make Eurodollar Advances or to continue to fund or maintain the Eurodollar Advances hereunder, then, on notice thereof and demand therefor by such Lender to the Borrower through the Administrative Agent, (i) each Eurodollar Advance of such Lender will automatically, upon such demand, at the end of the current Interest Period therefor (or sooner if required by law), bear interest at the Federal Funds Rate in effect from time to time during each succeeding Interest Period, plus the Applicable Margin, and
(ii) the obligation of such Lender to make Eurodollar Advances shall be suspended until the Administrative Agent shall notify the Borrower that such Lender has determined that the circumstances causing such suspension no longer exist. The Borrower may elect to terminate such Lender as a party to this Agreement in accordance with Section 2.08(f).

     (e) Without affecting any of its rights under the Loan Documents, prior to making any claim for increased costs under this Section 2.08 or for additional amounts under Section 2.10, each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would,
(i) in the case of clauses (a) and (b) above or pursuant to Section 2.10, avoid the need for, or reduce the amount of, additional amounts to be paid under
Section 2.10 or the relevant increased costs or (ii) in the case of clause (d) above, allow such Lender to continue to perform its obligations to make Advances or to continue to fund or maintain Advances and would not, in either case, in the sole judgment of such Lender, be otherwise disadvantageous to such Lender.

     (f) If the Borrower becomes obligated to pay additional amounts to any Lender pursuant to this Section 2.08 or Section 2.10 of this Agreement as a result of any condition described in such Sections which is not generally applicable to all Lenders, then, unless the Lender to which such conditions apply has theretofore taken steps to remove or cure, and has removed or cured, the conditions creating the cause for such obligation to pay such additional amounts, the Borrower may, so long as no Default shall have occurred and be continuing, designate another lender which is willing to purchase all rights and obligations of such Lender and which is acceptable to the Administrative Agent (such lender being herein called a "Replacement Lender") to purchase for cash all of the rights and obligations of such Lender under this Agreement and assume all of such Lender's rights and obligations hereunder, without recourse to or warranty (other than title) by, or expense to, such Lender for a purchase price equal to the outstanding principal amount of the Advances payable to such Lender plus any accrued but unpaid interest on such Advances, expense reimbursements, fees (including, without limitation, the assignment fee under Section 9.07(a)) and indemnities and other amounts in respect of that Lender's Commitment and Advances hereunder. Such Lender shall consummate such sale in accordance with the assignment provisions of Section 9.07 as promptly as reasonably practicable.

     (g) If the Borrower becomes obligated to pay additional amounts to any Lender pursuant to this Section 2.08 or Section 2.10 of this Agreement as a result of any condition described in such Sections, the Borrower shall be entitled to prepay the Advances of any Lender affected by such conditions by providing five Business Days prior written notice to the Administrative Agent of such prepayment (which prepayment shall occur not more than 20 days after the date of such notice); provided, that, if more than one Lender is affected at any time, then the Advances of such Lenders must be treated the same pursuant to this Section 2.08. On the date of any such prepayment, the Borrower shall pay the principal amount of the Advance to be prepaid, together with interest accrued thereon to the date of prepayment, all other amounts due hereunder and, subject to breakage costs pursuant to Section 2.12. If the Borrower prepays the Advances of any Lender in accordance with this Section 2.08, the Commitment of the Lender so prepaid shall terminate.

         SECTION 2.09  Payments and Computations.

     (a) The Borrower shall make each payment hereunder and under the Notes not later than 11:00 A.M. (New York City time) on the day when due in Dollars to the Administrative Agent at the Administrative Agent's Account in same day funds. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal, interest or fees ratably (other than amounts payable pursuant to Section 2.08(a), 2.08(b), 2.10 or 2.12) to the Lenders for the account of their Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Lending Office, in each case to be applied in accordance with the terms of this Agreement. Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to
Section 9.07(d), from and after the effective date of such Assignment and Acceptance, the Administrative Agent shall make all payments hereunder and under the Notes in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Acceptance shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.

     (b) If the Administrative Agent receives funds for application to the Obligations under the Loan Documents under circumstances for which the Loan Documents do not specify the Advances to which, or the manner in which, such funds are to be applied, the Administrative Agent shall distribute such funds to each Lender ratably in accordance with such Lender's proportionate shares of the principal amount of all outstanding Advances, in repayment or prepayment of such of the outstanding Advances or other Obligations owed to such Lender as the Administrative Agent shall direct.

     (c) All computations of interest based on the Eurodollar Rate or the Federal Funds Rate shall be made by the Administrative Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or fees are payable. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

     (d) Whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall, in such case, be included in the computation of payment of interest; provided, however, that, if such extension would cause payment of interest on or principal of Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

     (e) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to any Lender hereunder that the Borrower will not make such payment in full, the Administrative Agent may assume that the Borrower has made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each such Lender on such due date an amount equal to the amount then due to such Lender. If and to the extent the Borrower shall not have so made such payment in full to the Administrative Agent, each such Lender shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent, at the Federal Funds Rate.

     (f) The Borrower shall make all payments hereunder and under the Notes regardless of any defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Authority or regulatory body and which may adversely affect the Borrower's obligation to make, or the right of the holder of any Note to receive, such payments.

         SECTION 2.10  Taxes.

     (a) Any and all payments by the Borrower to or for the account of any Lender, the Lead Arranger or the Administrative Agent hereunder, under any Note or under any other Loan Document, of any nature whatsoever, shall be made, in accordance with Section 2.09, without withholding or deduction for any Taxes; provided that, if the Borrower shall be required by law to withhold or deduct any Taxes from any such payments, (i) the sum payable shall be increased as necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this Section 2.10) such Lender, the Lead Arranger or the Administrative Agent, as the case may be, receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) the Borrower shall make such withholdings or deductions, (iii) the Borrower shall pay the full amount withheld or deducted to the relevant taxation authority or other authority in accordance with applicable law and (iv) the Borrower shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment within 60 days after payment thereof.

     (b) The Borrower agrees to indemnify each Lender, the Lead Arranger and the Administrative Agent for the full amount of Taxes (including any Taxes imposed on amounts payable under this Section 2.10) paid by such Lender, the Lead Arranger or the Administrative Agent (as the case may be) and any interest or penalties in respect thereof. This indemnification shall be paid within 30 days after such Lender, the Lead Arranger or the Administrative Agent (as the case may be) makes written demand therefor.

     (c) Each Lender, other than EDC, represents and warrants to the Borrower that on and as of the date hereof such Lender either (i) is registered as a Registered Bank, and is a resident (or its principal office is a resident, if such Lender's Lending Office is a branch or agency of such Lender) for tax purposes in a jurisdiction with which Mexico has in effect a treaty for the avoidance of double taxation or (ii) is a Mexican Bank. The Borrower shall not be required to pay additional amounts or indemnify any Lender under clause (a) or (b) above for any Taxes to the extent that such Taxes would not have been imposed but for the untruth on the date hereof of the foregoing representation.

     (d) Each Lender (other than EDC), the Lead Arranger and the Administrative Agent agrees to use reasonable efforts (consistent with legal and regulatory restrictions and subject to overall policy considerations of such Lender) to comply with any certification, identification, information, documentation or other reporting requirement as is required by Mexico or applicable in Mexico of which it becomes aware in order to obtain an exemption from, or reduced rate of, deduction, payment or withholding of Taxes to which such Lender, the Lead Arranger or the Administrative Agent is entitled pursuant to an applicable tax treaty or the laws of Mexico. Upon the written request of the Borrower, each Lender (other than EDC), the Lead Arranger and the Administrative Agent will promptly provide to the Borrower such form, certification or similar documentation (each duly completed, accurate and signed) as may currently or in the future be applicable in Mexico or any other jurisdiction or comply with other reasonable requirements as may in the future be applicable in Mexico or any other jurisdiction, in order to obtain an exemption from, or reduced rate of, deduction, payment or withholding of Taxes to which such Lender, the Lead Arranger or the Administrative Agent is entitled pursuant to an applicable tax treaty or the laws of the relevant jurisdiction; provided, however, that nothing in this Section 2.10(d) shall require a Lender to disclose any confidential information (including, without limitation, its tax returns or its calculations). The Borrower shall not be required to pay additional amounts to or indemnify any Lender, the Lead Arranger or the Administrative Agent under clause (a) or (b) for any Taxes to the extent such Taxes would not be imposed solely as the result of the failure by such Lender, the Lead Arranger or the Administrative Agent, as the case may be, to comply with the provisions of this clause (d) within a reasonable period of time following its actual knowledge of any such requirement.

     (e) If the Borrower pays any additional amount to or indemnifies any Lender, the Lead Arranger or the Administrative Agent under this Section 2.10 and such Lender, the Lead Arranger or the Administrative Agent, as the case may be, receives a refund from the applicable jurisdiction of Taxes for which the Borrower so paid to or indemnified such Person, such Person shall pay to the
Borrower, within 60 days after receipt of such refund, the amount of such refund. Any Lender, the Lead Arranger or the Administrative Agent shall claim a refund of any amounts for which it was so indemnified if requested by the Borrower in writing, unless such Lender, the Lead Arranger or the Administrative Agent, as the case may be, reasonably determines, in good faith, that the making of such claim would be disadvantageous to it. If the Borrower pays any additional amount to or indemnifies any Lender, the Lead Arranger or the Administrative Agent under this Section 2.10 and such Lender, the Lead Arranger or the Administrative Agent, as the case may be, is able to utilize a foreign tax credit against its tax liability in or with respect to the amounts so paid by the Borrower, such Person shall pay to the Borrower, within 60 days after receipt of such credit, an amount that such Person shall, in its reasonable discretion, determine is equal to the net benefit, after tax, which was obtained by such Person in such year as a consequence of such foreign tax credit; provided, however, that (i) such payment shall not be made to the extent it would leave such Lender, the Lead Arranger or the Administrative Agent, after such payment, in a worse position than that in which it would have been if the Borrower had not been required to pay additional amounts; and (ii) any Lender, the Lead Arranger or the Administrative Agent may determine in its reasonable discretion consistent with the policies of such Lender, the Lead Arranger or the Administrative Agent whether to seek a foreign tax credit. Notwithstanding the foregoing, (i) if any Lender, the Lead Arranger or the Administrative Agent is required to repay the applicable jurisdiction all or part of a refund with respect to which it has made a payment to the Borrower pursuant to this Section
2.10 or determines that it was not entitled to the foreign tax credit claimed to the full extent of any payment made by it pursuant to this paragraph (e), the Borrower shall, within 30 days upon written demand of such Lender, the Lead Arranger or the Administrative Agent, repay to such Lender, the Lead Arranger or the Administrative Agent the amount of such overpayment, and (ii) nothing in this Section 2.10 shall require a Lender, the Lead Arranger or the Administrative Agent to disclose any confidential information to the Borrower (including, without limitation, its tax returns or calculations).

     (f) EDC represents and warrants to the Borrower that, as of the date hereof, the head office of EDC is in Ottawa, Canada, formerly named "Export Development Corporation" as referred to in Article 11 of the Convention Between the Government of Canada and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income. If EDC claims any additional amounts payable pursuant to this Section 2.10, which are in excess of the tax imposed at the lowest rate of withholding that would be otherwise applicable to the Registered Banks (other than the Mexican Banks), then the Borrower may, at its option (without prejudice to Section 2.10(c), (i) designate an Eligible Assignee (which shall be an entity reasonably satisfactory to the Administrative Agent) to replace EDC in accordance with Section 9.07, which Eligible Assignee shall pay or cause to be paid to EDC the outstanding principal amount of EDC's aggregate Advances plus accrued interest thereon plus other Obligations of the Borrower to EDC in accordance with the terms of this Agreement and the other Loan Documents or (ii) subject to giving five Business Days' notice to the Administrative Agent, without penalty or premium but subject to Section 2.12, prepay the principal amount of EDC's Advance, together with accrued interest thereon and all other amounts payable to EDC hereunder; and in the case of designation of an Eligible Assignee, EDC and such Eligible Assignee shall deliver to the Administrative Agent and the Borrower an Assignment and Acceptance in substantially the form of Exhibit F hereto whereby such Eligible Assignee shall agree to be bound by the terms hereof, provided however, that the failure of EDC to execute or deliver such Assignment and Acceptance shall not render such assignment invalid and such assignment shall be deemed effective as of the date on which such Eligible Assignee pays or causes to be paid to EDC the amounts specified in clause (i) above.

     SECTION 211 Sharing of Payments, Etc. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Advance owing to it (other than pursuant to Section 2.08(a), 2.08(b), 2.10 or 2.12) in excess of its ratable share of payments on account of the Advances obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Advances owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, the purchase from such Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such Lender's ratable share of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

     SECTION 2.12 Funding Losses. In the event any Lender shall incur any loss, cost, or expense (including any loss, cost, or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to make, continue, or maintain any portion of the principal amount of any Advance), but excluding any loss of any margin above the Eurodollar Rate, as a result of:

     (a) any repayment or prepayment of the principal amount of any Advances on a date other than the scheduled last day of the Interest Period applicable thereto;

     (b) any Advances not being made in accordance with the Notice of Borrowing therefor; or

     (c) any Advances not being continued for the Interest Period specified in accordance with the relevant notice therefor;

then, upon the written notice of such Lender to the Borrower (with a copy to the Administrative Agent), the Borrower shall, within five Business Days of its receipt thereof, pay directly to such Lender (for its own account) such amount as will reimburse such Lender for the loss, cost or expense sustained by such Lender attributable to such event. Such written notice (which shall include all calculations in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Borrower.

     SECTION 2.13 Use of Proceeds. The proceeds of the Advances shall be available (and the Borrower agrees that it shall use such proceeds) to refinance existing Debt of the Borrower and to pay transaction fees and expenses incurred in connection with this Agreement.

                                   ARTICLE III

                              CONDITIONS OF LENDING

     SECTION 3.01 Conditions Precedent to the Borrowing. The obligation of each Lender to make its Advance on the Borrowing Date is subject to the effectiveness of this Agreement pursuant to Section 9.06, and to satisfaction or waiver of the conditions precedent set forth below (each document received by the Administrative Agent and described below shall be dated the Borrowing Date (unless otherwise specified), and in form and substance reasonably satisfactory to the Lenders (unless otherwise specified)):

     (a) The Administrative Agent shall have received counterparts of this Agreement executed by the Borrower, the Guarantors, the Administrative Agent, the Lead Arranger, the Arrangers, the Documentation Agent, the Syndication Agent and the Lenders.

     (b) The Administrative Agent shall have received a Notice of Borrowing with respect to the Advances to be made on such Borrowing Date meeting the requirements of Section 2.02(a).

     (c) The Administrative Agent shall have received the duly executed Notes for the account of each Lender meeting the requirements of Section 2.03(b).

     (d) The Administrative Agent shall have received (i) a certificate of each of the Credit Parties, substantially in the form of Exhibit C hereto, signed by a Responsible Officer of such Credit Party, dated the Borrowing Date certifying that (A) the representations and warranties of such Credit Party set forth in
Article IV are true and correct in all material respects on and as of the Borrowing Date, as though made on and as of the Borrowing Date, and (B) no Default or Event of Default exists or would result from the disbursement of the Advances, and (ii) a certificate of the Secretary or any Assistant Secretary of such Credit Party, substantially in the form of Exhibit D hereto, together with certified copies of (A) the resolutions of the Board of Directors of such Credit Party approving such Credit Party's execution, delivery, and performance of the Loan Documents and the transactions contemplated thereby, (B) all documents evidencing other necessary corporate action and consents or approvals of any Governmental Authority, if any, with respect to the Loan Documents and the transactions contemplated thereby, (C) the constitutional documents of such Credit Party, and (D) the powers of attorney granted by each Credit Party in favor of their respective representative(s) for the execution and delivery of the Loan Documents as provided herein.

     (e) The Administrative Agent shall have received (i) an opinion of Cleary, Gottlieb, Steen & Hamilton, special New York counsel for the Credit Parties, substantially in the form of Exhibit E-1 hereto and as to such other matters as any Lender through the Administrative Agent may reasonably request and (ii) an opinion of White & Case LLP, special New York counsel for the Lenders and the Administrative Agent, substantially in the form of Exhibit E-3.

     (f) The Administrative Agent shall have received an opinion of David Gonzalez Vessi, Mexican counsel to the Credit Parties, substantially in the form of Exhibit E-2 hereto and as to such other matters as any Lender through the

Administrative Agent may reasonably request.

     (g) Each of the Borrower and the Subordinated Creditor shall have executed and delivered to the Administrative Agent the Subordination Agreement substantially in the form of Exhibit G (as modified, supplemented or amended from time to time, the "Subordination Agreement").

     (h) The Administrative Agent shall have received (i) a letter in form and substance satisfactory to the Administrative Agent confirming the appointment of CT Corporation System as Process Agent for each of the Credit Parties, and (ii) a duly executed and notarized power of attorney in the form attached hereto as Exhibit H.

     (i) As of the Borrowing Date (and after giving effect thereto) (i) there shall exist no Default or Event of Default and (ii) all representations and warranties contained herein and in the other Loan Documents shall be true and correct in all material respects.

     (j) The Borrower shall have paid all accrued fees and invoiced expenses of the Administrative Agent and the Lead Arranger (including any such fees as shall have been agreed to pursuant to the Fee Letter) and reimbursed the Administrative Agent and the Lead Arranger for all reasonable out-of-pocket expenses incurred in accordance with Section 9.04(a)(i).

     (k) There shall not have occurred any material adverse change in any country in which any Credit Party or any of its respective Subsidiaries operate, or in the international loan syndication or financial or capital market conditions generally from those in effect on the date hereof.

     (l) Since December 31, 2001, there shall not have occurred any material adverse change in the condition (financial or otherwise), operations, assets, liabilities or prospects of the Borrower or the Borrower and its Subsidiaries taken as a whole.

     (m) No litigation, action, suit, investigation, claim or proceeding by any Governmental Authority or any Person shall be pending or threatened with respect to (i) this Agreement, (ii) any other Loan Document, (iii) the transactions contemplated hereby or thereby, or (iv) any agreement to which any Credit Party or any of its respective Subsidiaries is a party which could reasonably be expected to have a Material Adverse Effect.

     (n) The Administrative Agent shall have received the consolidated audited financial statements of the Borrower and the audited financial statements of each of the Guarantors as of December 31, 2001 and the consolidated unaudited interim financial statements of the Borrower and each Guarantor for the fiscal quarter ending September 30, 2002.

     (o) All Governmental Approvals required in connection with (i) the execution, delivery and performance of each of the Loan Documents and (ii) the legality, validity, binding effect and enforceability of any and all such Loan Documents, shall have been obtained.

     (p) Each of the Guarantors shall have placed its guaranty ("aval") upon each of the Notes.

     (q) The Administrative Agent shall have received such other certificates, documents and opinions of counsel as any Lender through the Administrative Agent may reasonably request.

All of the Notes, certificates, legal opinions and other documents and papers referred to in this Section 3.01, unless otherwise specified, shall be delivered to the Administrative Agent for the account of each of the Lenders and, except for the Notes, in sufficient counterparts or copies for each of the Lenders.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     Each Credit Party represents and warrants to the Lenders as follows as of the Effective Date and the Borrowing Date:

     SECTION 4.01 Legal Status.  Each Credit Party and each of its  Subsidiaries
(i) is a corporation duly organized and validly existing under the laws of its jurisdiction of formation, (ii) is duly qualified as a foreign corporation in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where failure to so qualify would not have a Material Adverse Effect, and (iii) has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted except where the failure to do so would be reasonably likely not to result in a Material Adverse Effect.

     SECTION 4.02 Governmental Approvals. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required for (i) the due execution, delivery, recordation, filing or performance by each Credit Party of any Loan Document to which it is or is to be a party, or for the consummation of the transactions contemplated hereby or thereby, or (ii) the exercise by the Administrative Agent or any Lender of its rights under any Loan Document to which any Credit Party is a party or the remedies provided thereunder.

     SECTION 4.03 No Violation. The execution, delivery and performance by a Credit Party of each Loan Document to which it is or is to be a party, and the consummation of the transactions contemplated hereby and thereby, are within such Credit Party's corporate powers, have been duly authorized by all necessary corporate action, and do not (i) contravene such Credit Party's constitutional documents, (ii) violate any law, rule, regulation (including, without limitation, Regulation X of the Board of Governors of the U.S. Federal Reserve System), order, writ, judgment, injunction, decree, determination or award,
(iii) conflict with or result in the breach of, constitute a default under, or cause or permit any acceleration of the maturity of, any material contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting such Credit Party, any of its Subsidiaries or any of their respective properties or assets, or (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the properties or assets of such Credit Party or any of its Subsidiaries. No Credit Party nor any of its Subsidiaries is in violation of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award or in breach of any such contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument, the violation or breach of which would be reasonably likely to result in a Material Adverse Effect.

     SECTION 4.04 Litigation. There is no action, suit, investigation, litigation or proceeding affecting such Credit Party or any of its Subsidiaries (and, with respect to unasserted claims, to the knowledge of such Credit Party) (including, but not limited to, any Environmental Action) pending or threatened before any court, Governmental Authority or arbitrator that (i) if adversely determined, would be reasonably likely to result in a Material Adverse Effect or
(ii) would be reasonably likely to adversely affect the legality, validity or enforceability of this Agreement, the Notes or the consummation of the transactions contemplated hereby or thereby.

     SECTION  4.05  Financial  Statements;   No  Material  Adverse  Change.  The
consolidated statements of financial condition of the Borrower and the statements of financial condition of each Guarantor at December 31, 2001, and the related consolidated statements of income and retained earnings and changes in financial position of such Persons and their Subsidiaries for the fiscal year then ended and heretofore furnished to the Lenders present fairly in all material respects the consolidated financial condition of the Borrower and its Subsidiaries at the date of such statements of financial condition and the consolidated results of the operations of such Persons and their Subsidiaries for such fiscal year all in accordance with GAAP consistently applied. All such financial statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial condition and results of operations of such Persons and their Subsidiaries. Since December 31, 2001, there has been no material adverse change in the business, operations, property, assets, condition (financial or otherwise) or prospects of such Credit Party or of such Credit Party and its Subsidiaries taken as a whole.

     SECTION 4.06 Tax Returns and Payments. Each Credit Party and each of its Subsidiaries has filed all tax returns required to be filed by such Person and has paid all taxes payable by it which have become due pursuant to such tax returns and all other material taxes and assessments payable by it which have become due, other than those not yet delinquent and except for those contested in good faith and for which adequate reserves have been established.

     SECTION 4.07 Power and Authority. This Agreement has been, and each Loan Document to which such Credit Party is or is to be a party when delivered hereunder will have been, duly executed and delivered by such Credit Party. This Agreement is, and each other Loan Document to which such Credit Party is or is to be a party when delivered hereunder will be, the legal, valid and binding obligation of such Credit Party, enforceable against such Person in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and general principles of equity.

     SECTION 4.08 Compliance with Laws. Such Credit Party and each of its Subsidiaries is in compliance in all material respects with all applicable laws, rules, regulations and orders, except where the failure to so comply would not be reasonably likely to result in a Material Adverse Effect.

     SECTION 4.09 Compliance with Environmental Laws. The operations and properties of such Credit Party and each of its Subsidiaries comply in all material respects with all Environmental Laws, all necessary Environmental Permits have been obtained and are in effect for the operations and properties of such Credit Party and its Subsidiaries, such Credit Party and its
Subsidiaries are in compliance in all material respects with all such Environmental Permits, and to the best knowledge of such Credit Party, no circumstances exist that could be reasonably likely to (i) form the basis of an Environmental Action against such Credit Party or any of its Subsidiaries or any of their properties that would have a Material Adverse Effect or (ii) cause any such property to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law that could have a Material Adverse Effect.

     SECTION 4.10 Priority of Advances. The Obligations under the Loan Documents constitute unconditional, unsecured and unsubordinated general obligations of such Credit Party and rank at least pari passu in priority of payment and in all other respects with all other present and future unsecured and unsubordinated Debt of such Credit Party.

     SECTION 4.11 True and Complete Disclosure. All written information heretofore or contemporaneously herewith furnished by or on behalf of such Credit Party or any of its Subsidiaries to the Administrative Agent or any Lender for purposes of or in connection with this Agreement, the syndication of the Advances (including, without limitation, the preparation of any information memorandum related thereto), the other Loan Documents or any transaction contemplated hereby or thereby is true and accurate in every material respect on the date as of which such information is dated or certified, and such information, taken as a whole, is not incomplete by omitting to state any material fact necessary to make such information not misleading.

     SECTION 4.12 Investment Company Act; Public Utility Holding Company Act. Neither such Credit Party nor any of its Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under the U.S. Investment Company Act of 1940, as amended or (b) a "holding company," as defined in, or subject to regulation under, the U.S. Public Utility Holding Company Act of 1935, as amended.

     SECTION 4.13 No Immunity. Neither such Credit Party nor any of its properties or assets has any immunity from jurisdiction of any court or from set-off or any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of any jurisdiction. The execution and delivery of the Loan Documents by the Borrower and the other Credit Parties and the performance by them of their obligations thereunder constitute commercial transactions.

     SECTION 4.14 Use of Proceeds. The Borrower will use the proceeds of the Advances to refinance existing Debt of the Borrower and to pay transaction fees and expenses incurred in connection with this Agreement. Neither the making of any Advance hereunder, nor the use of the proceeds thereof, will violate or be inconsistent with the provisions of Regulations T, U or X of the Board of Governors of the U.S. Federal Reserve System and no part of the Advances (or the proceeds thereof) will be used to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock.

     SECTION 4.15 Debt. Annex III sets forth a true and complete list of all Debt for borrowed money (excluding the Advances) of each Credit Party as of the Borrowing Date and which is to remain outstanding (the "Existing Debt"), in each case showing the aggregate principal amount thereof and accrued interest in respect thereof after giving effect to repayments contemplated to be made with the proceeds of the Advances, and the name of any entity which directly or indirectly guaranteed such debt. No default or event of default exists under the Existing Debt.

     SECTION 4.16 Subsidiaries. On and as of the Borrowing Date, no Credit Party has any Subsidiaries other than those Subsidiaries listed on Annex IV. Annex IV correctly sets forth, as of the Borrowing Date, the percentage ownership (direct or indirect) of the Borrower in each class of capital stock or other equity in each of its Subsidiaries.

     SECTION 4.17 Fees and Enforcement. No fees or taxes, including, without limitation, stamp, transaction, registration or similar taxes, are required to be paid to ensure the legality, validity, or enforceability of this Agreement or any of the other Loan Documents. Under the laws of Mexico, the choice of the laws of the State of New York as set forth in the Loan Documents governed by the laws of the State of New York is a valid choice of law, and the irrevocable submission by each Credit Party to jurisdiction and consent to service of process and appointment by each Credit Party of an agent for service of process, in each case as set forth in such Loan Documents, is legal, valid, binding and effective. It is understood and agreed by the Lenders that the representations made in this Section 4.17 are subject to the relevant qualifications set forth in the opinion of counsel required to be delivered pursuant to Section 3.01(f).

     SECTION 4.18 Form of Documentation. Each of the Loan Documents is in proper legal form under the laws of Mexico for the enforcement thereof against such Credit Party under such laws. It is understood and agreed by the Lenders that the representation made in this Section 4.18 is subject to the relevant qualifications set forth in the opinion of counsel required to be delivered pursuant to Section 3.01(f).

         SECTION 4.19  Withholding and Value-Added Taxes.

     (a) All payments of interest under this Agreement, the Notes and the other Loan Documents in respect of the Obligations by the Credit Parties to Lenders
(i) having their principal place of business or residence in a country with which Mexico has in effect a treaty or convention for the avoidance of double taxation, and (ii) (A) which are Registered Banks, are subject to withholding of Mexican income tax at an effective rate of 4.9% (such effective rate or such other rate as may be specified from time to time under applicable Mexican law, the "Reduced Withholding Rate") or (B) in the case of EDC, at an effective rate of 0%. The Borrower is obligated to pay such additional amounts pursuant to
Section 2.10 as will result in receipt by the Lenders of such amounts as would have been received by the Lenders had no such withholding been required.

     (b) Other than as set forth in this Section 4.19, no other Mexican withholding or other taxes are required to be paid in respect of, or deducted from, any payment required to be made by the Borrower under this Agreement, the Notes or any other Loan Document.

                                    ARTICLE V

                         COVENANTS OF THE CREDIT PARTIES

     SECTION 5.01 Affirmative Covenants. Each Credit Party covenants and agrees that, unless the Required Lenders shall otherwise consent in writing, on the Effective Date and thereafter for so long as any Obligations under the Loan Documents shall remain unpaid, or any Lender shall have any Commitment hereunder:

     (a) Compliance with Laws, Etc. Except when the failure to do so would not be reasonably likely to result in a Material Adverse Effect, it shall comply, and cause each of its Subsidiaries to comply, in all material respects, with all applicable laws, rules, regulations and orders.

     (b) Payment of Taxes, Etc. Except as would not reasonably be expected to have a Material Adverse Effect, it shall pay and discharge, and cause each of its Subsidiaries to pay and discharge, before the same shall become delinquent,
(i) all taxes, assessments and governmental charges or levies imposed upon it or upon its property or assets and (ii) all lawful claims that, if unpaid, might by law become a Lien upon its property; provided, however, that neither it nor any of its Subsidiaries shall be required to pay or discharge any such tax, assessment, charge or claim that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained (if required by GAAP), unless and until any Lien resulting therefrom attaches to its property or assets, becomes enforceable against its other creditors and could reasonably be expected to have a Material Adverse Effect.

     (c) Preservation of Corporate Existence, Etc. It shall preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence, rights (charter and statutory) and franchises; provided, however, that neither it nor any of its Subsidiaries shall be required to preserve any right or franchise, nor shall it be required to maintain the corporate existence of any Subsidiary if the preservation or maintenance thereof is no longer desirable in the conduct of the business of such Credit Party or such Subsidiary, as the case may be, and the failure to preserve any such right or franchise or maintain the corporate existence of such Subsidiary would not be reasonably likely to result in a Material Adverse Effect.

     (d) Compliance with Environmental Laws. Except when the failure to do so would not be reasonably likely to result in a Material Adverse Effect, it shall comply, and cause each of its Subsidiaries and, to the extent commercially practicable, all lessees and other Persons operating or occupying its properties to comply, in all material respects, with all Environmental Laws and Environmental Permits applicable to its operations and properties and obtain and renew all Environmental Permits necessary for its operations and properties.

     (e) Maintenance of Insurance. It shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which such Credit Party or such Subsidiary operates.


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

     (f) Inspection Rights. At any time during regular business hours upon prior written notice to any Credit Party, it shall permit the Administrative Agent, or any Lender, or any agents or representatives thereof, to examine and make notes with respect to records and books of account of, and visit the properties of, such Credit Party and any of its Subsidiaries, and to discuss the affairs, finances and accounts of such Credit Party and any of its Subsidiaries with any of their executive officers or directors and with their independent certified public accountants.

     (g) Keeping of Books. It will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries in conformity with GAAP and all requirements of law shall be made of all dealings and transactions in relation to its business and activities.

     (h) Maintenance of Properties, Etc. Except where the failure to do so would not be reasonably likely to result in a Material Adverse Effect, it shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties and assets that are material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

     (i) Compliance with Terms of Leaseholds. Except where the failure to do so would not be reasonably likely to result in a Material Adverse Effect, it shall make all payments and otherwise perform in all material respects all obligations in respect of all material leases of real property and cause all of its Subsidiaries to do so, and, to the extent material to the business of such Credit Party, keep such leases in full force and effect and not allow such leases to lapse or be terminated or rights to renew such leases to be forfeited or canceled.

         (j)      Covenant to Guarantee Obligations.

     (i) At any time that any new Material Subsidiary of such Credit Party shall be formed or acquired, at the expense of such Person, it shall:

     (A) within 30 days after such formation or acquisition, cause such Material Subsidiary to duly execute and deliver to the Administrative Agent a joinder agreement, substantially in the form of Exhibit I (a "Joinder Agreement"), and place its guaranty ("aval") upon each of the Notes; and

     (B) at any time and from time to time, promptly execute and deliver any and all further instruments and documents and take all such action as the Administrative Agent may reasonably deem necessary in obtaining the full benefits of and preserving the Guaranty.

     (ii) Notwithstanding any other provision of this Agreement, Subsidiaries of the Borrower representing not less than 80% of the total consolidated assets, consolidated gross revenues and Consolidated EBITDA of the Borrower shall at all times have guaranteed the Obligations of the Borrower hereunder by becoming Guarantors in accordance with the provisions of Section 5.01(j)(i).

     SECTION 5.02 Negative Covenants. Each Credit Party covenants and agrees that, unless the Required Lenders shall otherwise consent in writing, on the Effective Date and thereafter for so long as any Obligation under the Loan Documents shall remain unpaid or any Lender shall have any Commitment hereunder:

     (a) Liens. It will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets (real or personal, tangible or intangible) of such Person or any of its Subsidiaries, whether now owned or hereafter acquired, provided that the provisions of this Section 5.02(a) shall not prevent the creation, incurrence, assumption or existence of Permitted Liens.

     (b) Mergers, Etc. It shall not merge with or into or consolidate with or into any Person, or permit any of its Subsidiaries to do so, unless: (i) either
(a) such merger or consolidation is between any of such Credit Party's Subsidiaries and any of the Borrower's other Subsidiaries, (b) a Credit Party shall be the continuing Person in the case of a merger or (c) the resulting or surviving Person if other than a Credit Party (the "Successor Company") shall expressly assume, by a written agreement, executed and delivered to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, all the obligations of such Credit Party under the Loan Documents; (ii) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Successor Company or any Subsidiary of such Credit Party or the Successor Company as a result of such transaction as having been incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default would occur or be continuing and such Credit Party shall have delivered to the Administrative Agent an officer's certificate to that effect; and (iii) except in the case of any merger or consolidation under clause (i)(a) above: such Credit Party shall have delivered to the Administrative Agent an officer's certificate and an opinion of counsel, each stating that such consolidation or merger and such written agreement comply with the Loan Documents and, if such consolidation or merger results in a Successor Company, that such written agreement constitutes the legal, valid and binding obligation of the Successor Company, enforceable against such entity in accordance with its terms, subject to customary exceptions.

     (i) Dividends; Payment Restrictions Affecting Subsidiaries.

     (i) From and after the date on which a Default, of which such Credit Party becomes aware, or Event of Default has occurred and is continuing and so long as permitted by applicable law, it will not declare or pay any dividends, or return any capital, to its stockholders or authorize or make any other distribution, payment or delivery of property or cash to its stockholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for a consideration, any shares of any class of its capital stock now or hereafter outstanding (or any options or warrants issued by such Credit Party with respect to its capital stock), or set aside any funds for any of the foregoing purposes, or permit any of its Subsidiaries to purchase or otherwise acquire for a consideration any shares of any class of the capital stock of such Credit Party now or hereafter outstanding (or any options or warrants issued by such Credit Party with respect to its capital stock), except that any Credit Party may pay dividends to the Borrower or any other Credit Party.

     (ii) From and after the date on which a Default, of which such Credit Party becomes aware, or Event of Default has occurred and is continuing and so long as permitted by applicable law, it will not permit any of its Subsidiaries to declare or pay any dividends, or return any capital, to its stockholders or authorize or make any other distribution, payment or delivery of property or cash to its stockholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for a consideration, any shares of any class of its capital stock now or hereafter outstanding (or any options or warrants issued by such Subsidiary with respect to its capital stock), or set aside any funds for any of the foregoing purposes, or permit any of its Subsidiaries to purchase or otherwise acquire for a consideration any shares of any class of the capital stock of such Subsidiary now or hereafter outstanding (or any options or warrants issued by such Subsidiary with respect to its capital stock), except that any Subsidiary may pay dividends to the Borrower or any other Credit Party.

     (iii) It will not, directly or indirectly, enter into or permit any of its Subsidiaries to enter into any agreement or arrangement limiting the ability of any of its Subsidiaries to (A) declare or pay dividends or other distribution in respect of its capital stock (whether through a covenant restricting dividends, loans, asset transfers or investments, a financial covenant or otherwise) or (B) repay or prepay any Debt owed to, make loans or advances to, or otherwise transfer assets to or invest in, the Borrower or any Subsidiary of the Borrower, except as permitted under the Loan Documents and which would not be reasonably likely to result in a Material Adverse Effect.

     (d) Consolidation, Purchases, Sale of Assets, etc. It will not, and will not permit any of its Subsidiaries to, wind up, liquidate or dissolve its affairs or enter into any transaction of merger or consolidation, or convey, sell, lease or otherwise dispose of (or agree to do any of the foregoing at any future time) all or more than the lesser of (x) 25% of the Total Assets or (y) assets which contribute more than 10% of the Consolidated EBITDA in the preceding fiscal year of the Borrower, or purchase or otherwise acquire (in one or a series of related transactions) any part of the property or assets (other than purchases or other acquisitions of inventory, materials and equipment in the ordinary course of business) of any Person, or permit any of its Subsidiaries so to do any of the foregoing, except that:

     (i) the Borrower and its Subsidiaries may make sales of inventory in the ordinary course of business;

     (ii) the Borrower and its Subsidiaries may, in the ordinary course of business, sell equipment which is uneconomic or obsolete;

     (iii) the Borrower and its Subsidiaries may merge or consolidate to the extent permitted under Section 5.02(b);

     (iv) any Subsidiary may sell, transfer, lease or otherwise dispose of its assets to the Borrower or to any Credit Party; and

     (v) any Subsidiary of the Borrower may liquidate or dissolve its affairs; provided, that (i) such liquidation or dissolution will not result in a Material Adverse Effect, (ii) before and after such liquidation or dissolution (and after giving pro forma effect thereto), no Default or Event of Default shall have occurred and be continuing, and (iii) such Subsidiary, which liquidates or dissolves, shall not have represented or contributed, as the case may be, more than 10% of the total consolidated assets, consolidated gross revenues or Consolidated EBITDA of the Borrower, as the case may be, all as calculated by reference to the most recent quarterly financial statements (or annual financial statements, as the case may be) of such Subsidiary and the most recent consolidated quarterly financial statements (or consolidated annual financial statements, as the case may be) of the Borrower required to be delivered hereunder.

     (e) Change in Nature of Business. It shall not make, or permit any of its Subsidiaries to make, any material change in the nature and conduct of the business of such Credit Party and its Subsidiaries as carried on at the date of this Agreement.

     (f) Limitation on Voluntary Payments and Modifications of Certain Debt. It will not, and will not permit any of its Subsidiaries to, (i) make any voluntary or optional payment or prepayment on or redemption or acquisition for value of (including, without limitation, by way of depositing with the trustee with respect thereto money or securities before due for the purpose of paying when due) any unsecured Debt that is fully subordinated in the right of payment to the Advances and other Obligations under the Loan Documents; provided, however, that the Borrower may make voluntary or optional payments or prepayments of Inter-company Debt as long as, simultaneously with such payment or prepayment, the Borrower prepays the Advances as and to the extent set forth in Section 2.04(b)(ii) or, (ii) amend or modify, or permit the amendment or modification of, any provision of any unsecured Debt that is fully subordinated in the right of payment to the Advances and other Obligations under the Loan Documents or of any agreement (including, without limitation, any purchase agreement, indenture, loan agreement or security agreement) relating to any of the foregoing, if such payment, prepayment, amendment, modification or change of any unsecured Debt could, in the reasonable opinion of the Administrative Agent, be reasonably expected to result in a Material Adverse Effect.

     (g) Transactions with Affiliates or Shareholders. It will not, and will not permit any of its Subsidiaries to, enter into any transaction or series of related transactions, other than in the ordinary course of business, with any Affiliate or shareholder of such Credit Party, other than on terms and conditions substantially as favorable to such Credit Party or such Subsidiary as would be obtainable by such Credit Party or such Subsidiary at the time in a comparable arm's-length transaction with a Person other than an Affiliate or shareholder of such Credit Party.

     (h) Accounting Changes. It shall not make or permit, or permit any of its Subsidiaries to make or permit, any change in accounting policies or reporting practices, except as required by GAAP or requested by any Governmental Authority (and in each case such Credit Party will promptly notify the Administrative Agent and the Lenders of any such change).

     (i) Constitutional Documents. The Borrower shall not amend, modify or change in any manner any material term or condition of any constitutional document of the Borrower or any Subsidiary or take any other action in connection with any constitutional document that would reasonably be likely to result in a Material Adverse Effect.

     (j) Ratio of Consolidated Financial Debt to EBITDA. The Borrower will not permit the ratio of Consolidated Financial Debt to Consolidated EBITDA, at the end of any period of four consecutive calendar quarters (taken as one accounting period) (i) from the Effective Date up to and including December 17, 2003, to be greater than 3.25:1.00, (ii) from December 18, 2003, up to and including December 17, 2004, to be greater than 3.00:1.00, and (iii) from December 18, 2004, to be greater than 2.75:1.00.

     (k) Ratio of Consolidated Debt to Consolidated Net Worth. The Borrower will not permit the ratio of Consolidated Debt to Consolidated Net Worth, at the end of any period of four consecutive calendar quarters (taken as one accounting period) (i) from the Effective Date up to and including December 17, 2003, to be greater than 4.00:1.00, (ii) from December 18, 2003, up to and including December 17, 2004, to be greater than 3.50:1.00, and (iii) from December 18, 2004, to be greater than 3.25:1.00.

     (l) Interest Coverage Ratio. The Borrower will not permit the ratio of Consolidated EBITDA to Consolidated Interest Expense at the end of any period of four consecutive calendar quarters (taken as one accounting period) to be less than 3.00:1.00.

     (m) Minimum Consolidated Net Worth. The Borrower will not permit its Consolidated Net Worth at the end of any calendar quarter (i) from the Effective Date up to and including December 17, 2003, to be less than U.S.$95,000,000,
(ii) from December 18, 2003, up to and including December 17, 2004, to be less than U.S.$115,000,000, and (iii) from December 18, 2004, to be less than U.S.$125,000,000.

     (n) Limitation on Non-Guarantor Subsidiary Debt and Inter-company Debt. The Borrower will not (i) permit its Non-Guarantor Subsidiaries to incur Debt, or
(ii) contract, create, incur, assume or suffer to exist more than Ps.1,500,000,000 outstanding principal amount of Inter-company Debt at any time, excluding any interest due on such outstanding principal amount which will be capitalized and considered as part of the outstanding principal amount of Inter-company Debt.

     The Lenders agree and acknowledge that the Borrower intends to sell in whole or in part the Non-Guarantor Subsidiaries and that nothing in this Section
5.02 shall be construed as a limitation or restriction on the ability of the Borrower to carry out such sales or of the Borrower or any Non-Guarantor Subsidiary to take any action in connection with such sales.

     SECTION 5.03 Reporting Requirements. The Borrower covenants and agrees that, unless the Required Lenders shall otherwise consent in writing, for so long as any Obligation under the Loan Documents shall remain unpaid or any Lender shall have any Commitment hereunder, it will furnish to the
Administrative Agent and each of the Lenders, all of which, to the best knowledge of the Borrower, will be true and complete in every material respect, the following:

     (a) Default Notice. As soon as possible and in any event within two Business Days after the occurrence of each Default continuing on the date of such statement, a statement of its chief accounting officer or any other Responsible Officer setting forth details of such Default and the action that the Borrower has taken and proposes to take with respect thereto.

     (b) Quarterly Financials. As soon as available and in any event within 90 days after the end of each quarter of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such quarter and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, setting forth in each case in comparative form the corresponding figures for the corresponding period of the preceding fiscal year, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the chief accounting officer of the Borrower or any other Responsible Officer as having been prepared (with respect to such consolidated financial statements) in accordance with GAAP, together with a certificate of such officer stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower has taken and proposes to take with respect thereto.

     (c) Annual Financials. As soon as available and in any event within 120 days after the end of each fiscal year of the Borrower, a copy of the annual audit report for such year for the Borrower and its Subsidiaries, including therein a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year, and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, in each case (with respect to such consolidated financial statements) accompanied by an opinion of Galaz, Yamasaki, Ruiz Urquiza, S.C. (Deloitte & Touche) or other independent public accountants of recognized international standing, together with a certificate of the chief accounting officer of the Borrower or any other Responsible Officer stating that no Default has occurred and is continuing or, if a default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower has taken and proposes to take with respect thereto.

     (d) Material Adverse Change. As soon as possible and in any event within five days after such Credit Party knows or has reason to know of any Material Adverse Change, or any event or circumstance which might result in a Material Adverse Change, notice thereof and copies of all documentation relating thereto.

     (e) Litigation. Promptly after the commencement thereof, notice of all actions, suits, investigations, litigation and proceedings before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, by or against such Credit Party or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

     (f) Securities Reports. Promptly after the sending or filing thereof, copies of all financial statements and reports that the Borrower sends to its stockholders, and copies of all regular, periodic and special reports, and all registration statements, that the Borrower files with any securities commission or similar Governmental Authority or with any national securities exchange.

     (g) Environmental Conditions. Promptly after the occurrence thereof, notice of any condition or occurrence on any property of such Credit Party or any of its Subsidiaries of which such Credit Party is aware and that results in a material noncompliance by such Credit Party or any of its Subsidiaries with any Environmental Law or Environmental Permit or could form the basis of an Environmental Action against such Credit Party or any of its Subsidiaries that would be reasonably likely to result in a Material Adverse Effect.

     (h) Asset Sale; Payment of Inter-company Debt. At least five Business Days prior to any Asset Sale or any payment of the principal amount of the Inter-company Debt, notice thereof setting forth details of such Asset Sale or such payment of the principal amount of the Inter-company Debt.

     (i) Other Information. Such other information respecting the business, financial condition, operations, performance, properties, assets or prospects of such Credit Party or any of its Subsidiaries as any Lender through the Administrative Agent may from time to time reasonably request.

                                   ARTICLE VI

                                EVENTS OF DEFAULT

     SECTION 6.01 Events of Default. If any of the following events (each an "Event of Default") shall occur and be continuing:

     (a) the Borrower shall fail to pay (i) any principal of any Advance when the same shall become due and payable, or (ii) interest on any Advance, or shall fail to make any other payment in the case of fees or other amounts due under any Loan Document, in each case under this clause (ii) within three Business Days after the same becomes due any payable; or

     (b) any representation or warranty made by any Credit Party or the Subordinated Creditor (or any of their respective officers) under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made or deemed made; or

     (c) any Credit Party shall fail to perform or observe any term, covenant or agreement contained in (i) Section 5.01(c), Section 5.02 or Section 5.03(d), or
(ii) Section 5.01(b) or (h), Section 5.03(a)-(c) or (f)-(i), or the Subordinated Creditor shall fail to perform or observe any term, covenant or agreement contained in the Subordination Agreement, in each case if such failure shall remain unremedied for 10 Business Days after such Credit Party or the Subordinated Creditor has knowledge thereof or written notice thereof shall have been given to such Credit Party or the Subordinated Creditor by the Administrative Agent or any Lender; or

     (d) any Credit Party shall fail to perform any term, covenant or agreement contained in this Agreement (other than those referred to in clauses (a) through (c) above) or in any Loan Document on its part to be performed or observed if such failure shall remain unremedied for 30 days after such Credit Party has knowledge thereof or written notice thereof shall have been given to such Credit Party by the Administrative Agent or any Lender; or

     (e) (x) any Credit Party or any of its Subsidiaries shall fail to pay any principal of, premium or interest on any other amount payable in respect of any Debt that is outstanding in an aggregate principal or notional amount of at least U.S.$10,000,000 (or the equivalent in another currency) in the aggregate (but excluding Debt outstanding hereunder) of such Credit Party or such Subsidiary (as the case may be), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or (y) any other event shall occur or condition shall exist under any agreement or instrument relating to any such Debt, if the effect of such event or condition is to accelerate the maturity of such Debt or otherwise to cause such Debt to mature prior to its scheduled maturity; or

     (f) any Credit Party or any of its Subsidiaries shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against such Credit Party or any of its Subsidiaries seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and, in respect of an involuntary proceeding instituted against such Person, the same shall remain unstayed or undismissed for 60 days; or any Credit Party or any of its Subsidiaries shall take any corporate action to authorize any of the actions set forth above in this clause; or

     (g) any judgment or order for the payment of money in excess of U.S.$10,000,000 (or the equivalent in another currency) which is not covered by insurance shall be rendered against any Credit Party or any of its Subsidiaries and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

     (h) any non-monetary judgment or order shall be rendered against any Credit Party or any of its Subsidiaries that is reasonably likely to result in a Material Adverse Effect, and there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

         (i)      a Change of Control shall occur; or

     (j) any Mexican Governmental Authority shall (i) have taken any action, including imposing a moratorium, which prevents any Credit Party from accessing sufficient U.S. dollar funds to pay its Obligations as they mature or (ii) condemn, seize, compulsorily purchase or expropriate all or a substantial part of the assets and properties of any Credit Party or any of its Subsidiaries;

then, and in any such event, the Administrative Agent (i) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, declare the obligation of each Lender to make its respective Advance to be terminated, whereupon the same shall forthwith terminate, and (ii) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, (x) declare the Notes, all interest thereon and all other amounts payable under this Agreement and the other Loan Documents to be forthwith due and payable, whereupon the Notes, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Credit Parties and (y) take all remedies as may be available under the Loan Documents or otherwise; provided, however, that if an Event of Default specified in Section 6.01(f) shall occur with respect to the Borrower or any Guarantor,
(x) the  obligation  of  each  Lender  to  make  its  respective  Advance  shall


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

automatically be terminated and (y) the Notes, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Credit Parties.

                                   ARTICLE VII

                                    GUARANTY

     SECTION 7.01 The Guaranteed Obligations. Each Guarantor, jointly and severally, hereby irrevocably and unconditionally guarantees (such guaranty, a "Guaranty") the full and prompt payment when due (whether by acceleration or otherwise) of the principal of and interest on any Note issued under this Agreement and of all other obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of the Borrower now existing or hereafter incurred under, arising out of or in connection with this Agreement or any other Loan Document and the due performance and compliance with the terms of the Loan Documents by the Borrower (all such principal, interest, obligations and liabilities, collectively, the "Guaranteed Obligations"). Each Guarantor understands, agrees and confirms that the Lenders may enforce this Guaranty up to the full amount of the Guaranteed Obligations against it without proceeding against the Borrower, against any security for the Guaranteed Obligations or against any other Guarantor under any other Guaranty covering the Guaranteed Obligations. Each of the Guarantors irrevocably and unconditionally promises to pay such Guaranteed Obligations to the Lenders, on demand, in Dollars, on the same basis as payments by the Borrower are required to be made under Sections 2.09(a), 2.10(a) and 2.10(b). This Guaranty shall constitute a guaranty of payment and not of collection.

     SECTION 7.02 Continuing Obligation. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of any Lender in exercising any right, power or privilege hereunder and no course of dealing between any Guarantor and any Lender or the holder of any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights, powers and remedies herein expressly provided are cumulative and not exclusive of any rights, powers or remedies which any Lender or the holder of any Note would otherwise have. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Lender or the holder of any Note to any other or further action in any circumstances without notice or demand.

     SECTION 7.03 No Discharge. If a claim is ever made upon any Lender for repayment or recovery of any amount or amounts received in payment or on account of any of the Guaranteed Obligations and any of the aforesaid payees repays all or part of said amount by reason of (a) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (b) any settlement or compromise of any such claim effected by such payee with any such claimant, then and in such event the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon it notwithstanding any revocation hereof or the cancellation of any Note or other instrument evidencing any liability of such Guarantor, and such Guarantor


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

shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee. It is the intention of the Lenders and the Guarantors that the Guaranteed Obligations hereunder shall not be discharged (whether pursuant to any Bankruptcy Law or comparable legislation or otherwise) except by indefeasible performance of such obligations and then only to the extent of such performance.

     SECTION 7.04 Tolling of Statute of Limitations. Any acknowledgment or new promise, whether by payment of principal or interest or otherwise, with respect to any of the Guaranteed Obligations shall, if the statute of limitations in favor of a Guarantor against the Administrative Agent, any Lender or the holder of any Note shall have commenced to run, toll the running of such statute of limitations, and if the period of such statute of limitations shall have expired, prevent the operation of such statute of limitations.

     SECTION 7.05 Bankruptcy. Each Guarantor unconditionally and irrevocably guarantees the payment of any and all of the Guaranteed Obligations of the Borrower to the Lenders whether or not due or payable by the Borrower upon the occurrence of any of the events specified in Section 6.01(f), and unconditionally promises to pay such Debt to the Lenders, or order, on demand, in Dollars.

     SECTION 7.06 Independent Obligation. The obligations of each Guarantor hereunder are independent of the obligations of any other Credit Party, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not an action is brought against any other Credit Party and whether or not any other Credit Party be joined in any such action or actions. Each of the Guarantors waives, to the full extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by such Credit Party or other circumstance which operates to toll any statute of limitations as to the Borrower shall operate to toll the statute of limitations as to each of the Guarantors.

     SECTION 7.07 Authorization. Each of the Guarantors authorizes the Lenders without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to:

     (a) change the manner, place or terms of payment of, and/or change or extend the time of payment of, renew, increase, accelerate or alter, any of the Guaranteed Obligations (including any increase or decrease in the rate of interest thereon), any security therefor, or any liability incurred directly or indirectly in respect thereof, and the Guaranty herein made shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered;

     (b) take and hold security for the payment of the Guaranteed Obligations and sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the Guaranteed Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst;

     (c) exercise or refrain from exercising any rights against the Borrower, any other Credit Party or others or otherwise act or refrain from acting;

     (d) release or substitute any one or more endorsers, Guarantors, the Borrower, any other Credit Parties or other obligors;

     (e) settle or compromise any of the Guaranteed Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Borrower to its creditors other than the Lenders;

     (f) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of any Credit Party to the Lenders regardless of what liability or liabilities of such Guarantor or the Borrower remain unpaid;

     (g) consent to or waive any breach of, or any act, omission or default under, this Agreement, any other Loan Document or any of the instruments or agreements referred to herein or therein, or otherwise amend, modify or supplement this Agreement, any other Loan Document or any of such other instruments or agreements; and/or

     (h) take any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of a Guarantor from its liabilities under this Guaranty.

     (i) Reliance. It is not necessary for any Lender to inquire into the capacity or powers of a Guarantor or any of its Subsidiaries or the officers, directors, partners or agents acting or purporting to act on their behalf, and any Guaranteed Obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

     SECTION 7.09 Waiver.

     (a) Each Guarantor waives any right (except as shall be required by applicable law and cannot be waived) to require any Lender to (i) proceed against any other Credit Party or any other party, (ii) proceed against or exhaust any security held from any other Credit Party, or any other party or
(iii) pursue any other remedy in any Lender's power whatsoever. Each Guarantor waives any defense based on or arising out of any defense of any other Credit Party or any other party, other than payment in full of the Guaranteed Obligations, based on or arising out of the disability of any other Credit Party or any other party, or the validity, legality or unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any other Credit Party or any other party other than payment in full of the Guaranteed Obligations. The Lenders may, at their election, exercise any right or remedy the Lenders may have against any other Credit Party or any other party, or any security, without affecting or impairing in any way the liability of the Guarantors hereunder except to the extent the Guaranteed Obligations have been paid. Each Guarantor waives any defense arising out of any such election by the Lenders, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of a Guarantor against any other Credit Party or any other party or any security.

     (b) Each Guarantor waives all presentments, demands for performance, protests and notices, including, without limitation, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation or incurring of new or additional Guaranteed Obligations. Each Guarantor assumes all responsibility for being and keeping itself informed of each Credit Party's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and agrees that the Administrative Agent and the Lenders shall have no duty to advise such Guarantor of information known to them regarding such circumstances or risks.

     (c) Each Guarantor irrevocably waives Articles 2814, 2815, 2816, 2817, 2818, 2819, 2820, 2821, 2822, 2823, 2830, 2836, 2837, 2839, 2840, 2841, 2842,
2845 and 2846 of the Federal Civil Code of Mexico.

     (d) Each Guarantor warrants and agrees that each of the waivers set forth above is made with full knowledge of its significance and consequences and that if any of such waivers are determined to be contrary to any applicable law or public policy, such waivers shall be effective only to the maximum extent permitted by law.

     SECTION 7.10 Nature of Liability. It is the desire and intent of each of the Guarantors and the Lenders that this Guaranty shall be enforced against the Guarantors to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If, however, and to the extent that, the obligations of a Guarantor under this Guaranty shall be adjudicated to be invalid or unenforceable for any reason then the amount of such Guarantor's obligations under this Guaranty shall be deemed to be reduced and such Guarantor shall pay the maximum amount of the Guaranteed Obligations which would be permissible under applicable law.

                                  ARTICLE VIII

                            THE ADMINISTRATIVE AGENT

     SECTION 8.01 Authorization and Action. Each Lender hereby appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. As to any matters not expressly provided for by the Loan Documents (including, without limitation, enforcement or collection of the Notes), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders, and such instructions shall be binding upon all Lenders and all holders of Notes; provided, however, that the Administrative Agent shall not be required to take any action that exposes the Administrative Agent to personal liability or that is contrary to this Agreement or applicable law. The Administrative Agent agrees to give to each Lender prompt notice of each notice given to it by the Borrower pursuant to the terms of this Agreement.

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

     SECTION 8.02 Duties and Reliance, Etc.

     (a) Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with the Loan Documents, except for its or their own gross negligence or willful misconduct, or shall have any fiduciary duty to any Lender. Without limitation of the generality of the foregoing, the Administrative Agent: (i) may treat the payee of any Note as the holder thereof until the Administrative Agent receives and accepts an Assignment and Acceptance entered into by the Lender that is the payee of such Note, as assignor, and an Eligible Assignee, as assignee, as provided in Section 9.07; (ii) may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of any Loan Document on the part of the Borrower or to inspect the property (including the books and records) of the Borrower; and (iv) shall not incur any liability under or in respect of any Loan Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, telecopy, cable or telex) believed by it to be genuine and signed or sent by the proper party, or parties.

     (b) The Administrative Agent (i) does not make any warranty or representation to any Lender and shall not be responsible to any Lender for the accuracy or completeness of the Confidential Information, warranties or representations made in or in connection with the Loan Documents and (ii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of any Loan Document or any other instrument or document furnished pursuant hereto.

     (c) The Administrative Agent has no duties hereunder or under the other Loan Documents that are not specifically set forth herein or therein.

     SECTION 8.03 Administrative Agent and Affiliates. With respect to its Commitments, the Advance made by it and the Note issued to it, the Administrative Agent shall have the same rights and powers under the Loan Documents as any other Lender and may exercise the same as though it were not the Administrative Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include the Administrative Agent in its individual capacity as Lender. The Administrative Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with the Borrower, any of its Subsidiaries and any Person who may do business with or own securities of the Borrower or any of its Subsidiaries, all as if they were not the Administrative Agent, and without any duty to account therefor to the Lenders. Each Lender acknowledges that, pursuant to such activities, the Administrative Agent and its Affiliates may receive information regarding the Borrower and its Affiliates (including information that may be subject to confidentiality obligations in favor of the Borrower or such Affiliate) and acknowledges that the Administrative Agent shall be under no obligation to provide such information to it.

     SECTION 8.04 Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements referred to in Section 4.05 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

     SECTION 8.05 Indemnification. Each Lender agrees to indemnify the Administrative Agent (to the extent not promptly reimbursed by the Borrower), ratably according to the principal amount of the Note then held by such Lender (or if no Notes are at the time outstanding, ratably according to the amounts of its Commitment), from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that are actually incurred by or asserted or awarded against the Administrative Agent, in each case arising out of or in connection with or in any way relating to the Loan Documents or any action taken or omitted by the Administrative Agent under the Loan Documents; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for such Lender's ratable share of any costs and expenses payable by the Borrower to the Administrative Agent under
Section 9.04, to the extent that the Administrative Agent is not promptly reimbursed for such costs and expenses by the Borrower.

     SECTION 8.06 Successors to Administrative Agent. The Administrative Agent may at any time assign the rights and obligations hereunder to any of its Affiliates, provided that the Administrative Agent, or a Person owning a majority of the capital stock of the Administrative Agent, owns a majority of the capital stock of such Affiliate, or such Affiliate owns a majority of the capital stock of the Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with or without cause by the Required Lenders. Upon any such resignation or removal, the Borrower, after consultation with the Required Lenders, shall have the right to appoint a successor Administrative Agent to the Administrative Agent. If no such successor Administrative Agent shall have been so appointed, and shall have accepted such appointment, within 30 days after such retiring Administrative Agent's giving of notice of resignation or the Required Lenders' removal of the retiring Administrative Agent, then such retiring Administrative Agent may, after consultation with the Lenders and the Borrower, appoint a successor Administrative Agent to such Administrative Agent, which shall be an Eligible Assignee or commercial bank organized under the laws of the United States or Mexico, or of any State thereof and having a combined capital and surplus of at least U.S.$250,000,000. Upon the acceptance of any appointment as the Administrative Agent hereunder by such a successor Administrative Agent, such successor Administrative Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of such retiring Administrative Agent, and such retiring Administrative Agent shall be discharged from its duties and obligations under the Loan Documents. After the Administrative Agent's resignation or removal hereunder as such Administrative Agent, the provisions of this Article VIII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement.

     SECTION 8.07 Documentation Agent; Syndication Agent; Arrangers. The Documentation Agent, the Syndication Agent, the Lead Arranger and the Arrangers, in their respective capacities as such, shall have no duties, responsibilities or liabilities under any Loan Document and shall not have a fiduciary relationship with any Lender.

                                   ARTICLE IX

                                  MISCELLANEOUS

     SECTION 9.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement, the Notes or any other Loan Documents, nor consent to any departure by the Borrower therefor, shall in any event be effective unless the same shall be in writing and signed by the Borrower and the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however that no amendment, waiver or consent shall, unless in writing and signed by all Lenders, do any of the following: (i) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Notes, or the number of Lenders, that shall be required for the Lenders or any of them to take any action hereunder or under any other Loan Document; (ii) amend, modify or waive this Section 9.01 or
Section 6.01(a); (iii) increase the Commitments of the Lenders; (iv) reduce the principal of, or interest on (including, without limitation, the rate of interest), the Notes or any fees or other amounts payable hereunder; or (v) postpone the Maturity Date or any date fixed for any payment of interest on the Notes or any fees or other amounts payable hereunder; and provided, however, that no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above to take such action, affect the rights or duties of the Administrative Agent under this Agreement or any Note.

     SECTION 9.02 Notices, Etc. All notices and other communications provided for hereunder shall be in writing and in English (including telegraphic, facsimile or telex communication) and faxed, telexed or delivered, if to a Credit Party, at its address set forth opposite its signature on the signature pages hereto; if to any Lender, at its Lending Office specified opposite its name on Annex I hereto or in the Assignment and Acceptance pursuant to which it became a Lender; and if to the Administrative Agent, at its address set forth opposite its signature on the signature pages hereto; or, as to a Credit Party or the Administrative Agent, at such other address as shall be designated by any such party in a written notice to the other parties and, as to each other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Administrative Agent. All such notices and communications shall, when faxed or telexed, be effective when transmitted by facsimile or confirmed by telex answerback, respectively, except that notices and communications to the Administrative Agent pursuant to Articles II, III or VIII shall not be effective until received by the Administrative Agent.

     SECTION 9.03 No Waiver, Remedies. No failure on the part of any Lender or the Administrative Agent to exercise, and no delay in exercising, any right hereunder or under any Note or any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by law.

     SECTION 9.04 Costs, Expenses and Indemnification.

     (a) The Borrower agrees to pay on demand (whether or not the transactions contemplated by this Agreement are consummated) (i) all reasonable and documented costs and out-of-pocket expenses of the Administrative Agent and the Lead Arranger in connection with the preparation, execution, delivery, administration, syndication, modification and amendment of the Loan Documents, and the reasonable fees and expenses of counsel with respect thereto pursuant to the Fee Letter, and (ii) all reasonable and documented costs and out-of-pocket expenses of the Administrative Agent and the Lenders in connection with the enforcement of the Loan Documents, whether in any action, suit or litigation, any bankruptcy, insolvency or other similar proceeding affecting creditors' rights generally or otherwise (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent and each Lender with respect thereto).

     (b) The Borrower agrees to indemnify and hold harmless the Administrative Agent and each Lender and each of their Affiliates and their officers, directors, employees, agents and advisors (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable and documented fees and expenses of counsel and settlement costs) (excluding, however, consequential damages) that are actually incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of, or in connection with the preparation for a defense of, any investigation, litigation or proceeding arising out of, related to or in connection with (i) the Borrower's use of the proceeds of any Advance, (ii) the actual or alleged presence of Hazardous Materials on any property of the Borrower or any of its Subsidiaries or any Environmental Action relating in any way to the Borrower or any of its Subsidiaries or (iii) the Facility or Loan Documents or any Indemnified Party's role in connection therewith, in each case whether or not such investigation, litigation or proceeding is brought by the Borrower or any of its Subsidiaries, directors, shareholders or creditors or an Indemnified Party, whether or not any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability or expense is found by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

     (c) If the Borrower fails to pay when due any costs, expenses or other amounts payable by it under any Loan Document, including, without limitation, fees and expenses of counsel and indemnities, such amount may be paid on behalf of the Borrower by the Administrative Agent or any Lender, in its sole discretion, and such amount shall be reimbursed by the Borrower.

     SECTION 9.05 Right of Set-off. Upon the occurrence and during the continuance of an Event of Default arising under Section 6.01(a), each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and otherwise apply any and all deposits (general or special, time or demand, provisional or final, matured or unmatured, in any currency) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of any Credit Party against any and all of the Obligations of the Credit Parties now or hereafter existing under this Agreement and the Note held by such Lender. Each Lender agrees promptly to notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Lender under this Section 9.05 are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Lender may have.

     SECTION 9.06 Binding Effect. This Agreement shall become effective on the date (the "Effective Date") on which the Agreement shall have been executed by the Borrower, the Guarantors, the Lead Arranger, the Arrangers, the Documentation Agent, the Syndication Agent and the Administrative Agent and when the Administrative Agent shall have been notified by each Lender that such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent, the Lead Arranger, the Arrangers, the Documentation Agent and the Syndication Agent and each Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of all of the Lenders.

     SECTION 9.07 Assignments and Participations.

     (a) Each Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of the Advance owing to it and the Note held by
it); provided, however, that (i) each such assignment shall be of a uniform, and not a varying, percentage of all rights and obligations under this Agreement,
(ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an assignment of all of a Lender's rights and obligations under this Agreement, the aggregate amount of the Advance of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than U.S.$5,000,000 and increments of U.S.$2,000,000 in excess thereof, and (iii) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance (such acceptance not to be withheld if the conditions set forth above in this Section 9.07 are satisfied) and recording in the Register, an Assignment and Acceptance, together with any Note subject to such assignment and a processing and recordation fee of U.S.$3,000. Upon such execution, delivery, acceptance and recording, from and after the effective date specified in such Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

     (b) By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the Eligible Assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or any other Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document, or any other instrument or document furnished pursuant hereto or thereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any of its Subsidiaries or with respect to the performance or observance by the Borrower or any of its Subsidiaries of any of its obligations under this Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto or thereto; (iii) such Eligible Assignee confirms that it has received a copy of this Agreement and each other Loan Document, together with copies of the financial statements referred to in
Section 4.05 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such Eligible Assignee will, independently and without reliance upon the Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such Eligible Assignee confirms that it is an Eligible Assignee; (vi) such Eligible Assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Administrative Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto; (vii) such Eligible Assignee agrees to be bound by the terms of this Agreement; and (viii) such Eligible Assignee represents and warrants that on and as of the date of the Assignment and Acceptance it either (i) is a Registered Bank, and is a resident (or its principal office is a resident, if such Assignee's applicable Lending Office is a branch or agency of such Assignee) for tax purposes in a jurisdiction with which Mexico has in effect a treaty for the avoidance of double taxation, or
(ii) is a Mexican Bank.

     (c) The Administrative Agent shall maintain at its address referred to in
Section 9.02 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the principal amount of the Advance owing to each Lender from time to time (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

     (d) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an Eligible Assignee, together with any Note subject to such assignment, the Administrative Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit F hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower. Within five Business Days after its receipt of such notice, the Borrower shall execute and deliver to the Administrative Agent in exchange for the surrendered Note a new Note payable to the order of such Eligible Assignee in an amount equal to the Advance assumed by it pursuant to such Assignment and Acceptance and, if the assigning Lender has retained an Advance hereunder, a new Note payable to the order of the assigning Lender in an amount equal to the Advance retained by it hereunder. Such new Note shall be in an aggregate principal amount equal to the aggregate principal amount of such surrendered Note, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

     (e) Each Lender may sell participations in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Advance owing to it and the Note held by it); provided, however that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Note for all purposes of this Agreement, (iv) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement, and (v) no participant under any such participation shall have any right to (x) be compensated for Taxes or increased costs in excess of such Lender (or a Registered Lender in the case of EDC) and
(y) approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Borrower therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, postpone the Maturity Date or any date fixed for any payment of interest on the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation.

     (f) Upon notice to the Administrative Agent and the Borrower and notwithstanding any other provision set forth in this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement (including, without limitation, the Advance owing to it and the Note held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the U.S. Federal Reserve System.

     (g) No transferee of any Lender's rights under this Agreement or any other Loan Document through assignment, participation or otherwise shall be entitled to receive any greater payment under Sections 2.08, 2.10, 2.12 or 9.04 than such Lender would have been entitled to receive with respect to the rights transferred.

     SECTION 9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

     SECTION 9.09 Execution in Counterparts; Integration. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement, together with the Notes, the other Loan Documents and the Fee Letter, constitute the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understanding, oral or written, relating to the subject matter hereof. In the event of any conflict between the provisions of this Agreement and the provisions of any of the Notes, the provisions of this Agreement shall prevail.

     SECTION 9.10 Confidentiality. Neither the Administrative Agent nor any Lender shall disclose any Confidential Information to any Person without the consent of the Borrower, other than (a) to the Administrative Agent's or such Lender's officers, directors, employees, agents and advisors to the extent necessary and to actual or prospective Eligible Assignees and participants, and then only so long as such Person agrees to keep confidential such information,
(b) as required by any, law, rule or regulation or judicial process and (c) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking.

     SECTION 9.11 Judgment Currency.

     (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under the Notes or any other Loan Document in Dollars into another currency (the "Other Currency"), the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase Dollars in New York City on the Business Day preceding that on which final judgment is given.

     (b) The obligation of the Credit Parties in respect of any sum due in Dollars from any of them to any Lender or the Administrative Agent hereunder or under the Note held by such Lender shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that, on the Business Day following receipt by such Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such Other Currency such Lender or the Administrative Agent (as the case may be) may, in accordance with normal banking procedures, purchase Dollars with such Other Currency; if the amount of the Dollars so purchased is less than the sum originally due to such Lender or the Administrative Agent (as the case may be) in Dollars, each of the Credit Parties agrees, as a separate obligation and notwithstanding such judgment, to indemnify such Lender or the Administrative Agent (as the case may be) against such loss, and if the amount of the Dollars so purchased exceeds the sum originally due to any Lender or the Administrative Agent (as the case may be) in Dollars, such Lender or the Administrative Agent (as the case may be) agrees to remit to the Borrower such excess.

     SECTION 9.12 Consent to Jurisdiction.

     (a) Each of the Persons parties hereto hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in the borough of Manhattan in New York City and any appellate court from any thereof and to the courts of its own corporate domicile with respect to actions brought against it as a defendant in any action or proceeding arising out of or relating to this Agreement or any other Loan Document to which such Person is or is to become a party, and such Person hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or in such Federal court. Each of the Persons parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, any objection it may now or hereafter have as to the venue of any such action or proceeding brought in any such court or that such court is an inconvenient forum. Each of the Credit Parties hereby irrevocably appoints CT Corporation System, Inc. (the "Process Agent"), with an office on the date hereof at 111 Eighth Avenue, 13th Floor, New York, NY 10011, United States, as its agent to receive on its behalf and in respect of its property, service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to such Credit Party in care of the Process Agent at the Process Agent's above address, and each of the Credit Parties hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. Each of the Credit Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     (b) Nothing in this Section shall affect the right of any Lender or the Administrative Agent to serve legal process in any other manner permitted by law or affect the right of any Lender or the Administrative Agent to bring any action or proceeding against the Borrower, the Guarantors or their respective property in the courts of other jurisdictions.

     (c) To the extent that any Credit Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Credit Party hereby irrevocably waives such immunity in respect of its obligations under this Agreement and the other Loan Documents to which it is or becomes a party.

     SECTION 9.13 Survival. All indemnities set forth in this Agreement, including, without limitation, Sections 2.10, 8.05, 9.04(b) and 9.11(b), shall survive the execution and delivery of this Agreement and the other Loan Documents (notwithstanding any failure of the Facility to close) and the making and the repayment of the Advances until such time as all Obligations shall have been paid in full.

     SECTION 9.14 WAIVER OF JURY TRIAL. EACH OF THE CREDIT PARTIES, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS, THE ADVANCES OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

     SECTION 9.15 Limitation on Liability. Each of the Credit Parties hereby waives, releases and agrees not to sue the Administrative Agent or any Lender upon any claim for any special, indirect, consequential or punitive damages suffered by any Credit Party in connection with, arising out of, or in any way related to the Loan Documents or the relationship established by the Loan Documents, or any act, omission or event occurring in connection therewith, unless it is determined by a judgment of a court of competent jurisdiction that such damages were the result of acts or omissions on the part of the Administrative Agent or such Lender constituting gross negligence or willful misconduct.

                            [SIGNATURES ON NEXT PAGE]

     IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

Address:
-------
General Anaya 601 Poniente, Colonia Bella          FEMSA EMPAQUES, S.A. DE C.V.,
Vista 1er Piso                                      as Borrower
Monterrey, N.L. Mexico, C.P. 64410
Attention: Arturo Guerrero/Elvia Villarreal
Telephone: 011-52-818-328-6606 / 011-52-           By:__________________________
818-328-6635                                          Name:_____________________
Facsimile:  011-52-818-328-6893                       Title:____________________


                                                   By:__________________________
                                                      Name:_____________________
                                                      Title:____________________

Address:
-------
General Anaya 601 Poniente, Colonia Bella      FABRICAS MONTERREY, S.A. DE C.V.,
Vista 1er Piso                                  as Guarantor
Monterrey, N.L. Mexico, C.P. 64410
Attention: Arturo Guerrero/Elvia Villarreal
Telephone: 011-52-818-328-6606 / 011-52-
818-328-6635                                   By:______________________________
Facsimile:  011-52-818-328-6893                   Name:_________________________
                                                  Title:________________________


                                               By:______________________________
                                                  Name:_________________________
                                                  Title:________________________

Address:
-------
General Anaya 601 Poniente, Colonia Bella     SILICES DE VERACRUZ, S.A. DE C.V.,
Vista 1er Piso                                 as Guarantor
Monterrey, N.L. Mexico, C.P. 64410
Attention: Arturo Guerrero/Elvia Villarreal
Telephone: 011-52-818-328-6606 / 011-52-
818-328-6635                                  By:_______________________________
Facsimile:  011-52-818-328-6893                  Name:__________________________
                                                 Title: ________________________


                                              By:_______________________________
                                                 Name:__________________________
                                                 Title:_________________________

Address:
--------
1345 Avenue of the Americas                                BBVA SECURITIES INC.,
45th Floor                                                  as Lead Arranger
New York, NY 10105
Attention: Felipe Macia
Telephone: +1 (212) 728 2392
Facsimile: +1 (212) 258 2216                               By:__________________
                                                              Name:_____________
                                                              Title:____________


                                                           By:__________________
                                                              Name:_____________
                                                              Title:____________

Address:
-------
100 Rustcraft Road                        BANKBOSTON N.A.,
Dedham, Massachusetts, USA                 as Arranger (BankBoston is the name
Attention: Pamela Carpenter/Jorge Garcia   by which Fleet National Bank operates
Telephone:  781-467-2271                   in Latin America)


                                          By:___________________________________
                                             Name:______________________________
                                             Title:_____________________________


                                          By:___________________________________
                                             Name:______________________________
                                             Title:_____________________________

Address:
-------
151 O'Connor Street                                   EXPORT DEVELOPMENT CANADA,
Ottawa, Ontario, Canada                                as Arranger
Attention: Denis L'Heureux/Diana MacGibbon
Telephone: +1 (613) 597 8809
Facsimile: +1 (613) 597 8503                          By:_______________________
                                                         Name:__________________
                                                         Title:_________________


                                                      By:_______________________
                                                         Name:__________________
                                                         Title:_________________

Address:
-------
Montes Urales #620, 3er Piso                    BBVA BANCOMER, S.A., INSTITUCION
Colonia Lomas de Chapultepec                    DE BANCA MULTIPLE, GRUPO
Mexico D.F. 11000                               FINANCIERO BBVA BANCOMER,
Attention: Concepcion Zuniga                     as Administrative Agent
Telephone:  011-52-555-201-2063
Facsimile:  011-52-555-201-2054
                                                By:_____________________________
                                                   Name:________________________
                                                   Title:_______________________


                                                By:_____________________________
                                                   Name:________________________
                                                   Title:_______________________

Address:
-------
151 O'Connor Street                                   EXPORT DEVELOPMENT CANADA,
Ottawa, Ontario, Canada                                as Syndication Agent
Attention: Denis L'Heureux/Diana MacGibbon
Telephone: +1 (613) 597 8809
Facsimile: +1 (613) 597 8503                          By:_______________________
                                                         Name:__________________
                                                         Title:_________________


                                                      By:_______________________
                                                         Name:__________________
                                                         Title:_________________

Address:
-------
100 Rustcraft Road                         BANKBOSTON N.A.,
Dedham, Massachusetts, USA                  as Documentation Agent (BankBoston
Attention: Pamela Carpenter/Jorge Garcia    is the name by which Fleet National
Telephone:  781-467-2271                    Bank operates in Latin America)


                                           By:__________________________________
                                              Name:_____________________________
                                              Title:____________________________


                                           By:__________________________________
                                              Name:_____________________________
                                              Title:____________________________

Address:
-------
Montes Urales #620, 3er Piso                    BBVA BANCOMER, S.A., INSTITUCION
Colonia Lomas de Chapultepec                    DE BANCA MULTIPLE, GRUPO
Mexico D.F. 11000                               FINANCIERO BBVA BANCOMER,
Attention: Concepcion Zuniga                     as Lender
Telephone:  011-52-555-201-2063
Facsimile:  011-52-555-201-2054
                                                By:_____________________________
                                                   Name:________________________
                                                   Title:_______________________


                                                By:_____________________________
                                                   Name:________________________
                                                   Title: ______________________

Address:
-------
100 Rustcraft Road                        BANKBOSTON N.A.,
Dedham, Massachusetts, USA                 as Lender (BankBoston is the name by
Attention: Pamela Carpenter/Jorge Garcia   which Fleet National Bank operates in
Telephone:  781-467-2271                   Latin America)


                                          By:___________________________________
                                             Name:______________________________
                                             Title:_____________________________


                                          By:___________________________________
                                             Name:______________________________
                                             Title:_____________________________

Address:
-------
151 O'Connor Street                                  EXPORT DEVELOPMENT CANADA,
Ottawa, Ontario, Canada                               as Lender
Attention: Denis L'Heureux/Diana MacGibbon
Telephone: +1 (613) 597 8809
Facsimile: +1 (613) 597 8503                         By:________________________
                                                        Name:___________________
                                                        Title:__________________


                                                     By:________________________
                                                     Name:______________________
                                                     Title:_____________________